Equinor second quarter 2025
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of July 2025
Commission File Number 1-15200
Equinor ASA
(Translation of registrant’s name into English)
FORUSBEEN 50 NO-4035, STAVANGER, Norway
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F X      Form 40-F
This Report on Form 6-K contains a report of the second quarter 2025 results of Equinor ASA.
2025
Second quarter
Financial statements and review
Equinor second quarter 2025

2	Press release	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Key figures

Operational	Financial		Sustainability

2,096	5.72	6.53	0.27
MBOE/D	USD BILLION	USD BILLION	SIF
Equity oil & gas production per day	Net operating income	Adjusted operating income*	Serious incident frequency (per million hours worked)

1.12	1.94	0.64	6.2
TWh	USD BILLION	USD	KG / BOE
Total power generation, Equinor share	Cash flow from operations after taxes paid*	Adjusted earnings per share*	CO₂ upstream intensity. Scope 1 CO₂ emissions, Equinor operated, 100% basis for the first half of 2025

0.83	0.37	5	5.4
TWh	USD PER SHARE	USD BILLION	MILLION TONNES CO2e
Renewable power generation, Equinor share	Announced cash dividend per share	Share buy-back programme for 2025	Absolute scope 1+2 GHG emissions for the first half of 2025
Always safe
High value
Low carbon
Equinor second quarter 2025

3	Press release	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Equinor second quarter 2025 results
Equinor delivered an adjusted operating income* of USD 6.53 billion and USD 1.74 billion after tax* in the second quarter of 2025. Equinor reported a net operating income of USD 5.72 billion and a net income of USD 1.32 billion. Adjusted net income* was USD 1.67 billion, leading to adjusted earnings per share* of USD 0.64.
Solid financial results
•Strong operational performance and production growth
•Higher US onshore gas production capturing higher prices
•Stable cost and capex in line with guidance
•Balance sheet remains robust through lower price environment
Strategic progress
•Delivered key milestones on Johan Castberg, Johan Sverdrup phase 3 and Fram South/Troll
•Announced divestment of the Peregrino field in Brazil for USD 3.5 billion
•Financial close of Bałtyk 2 & 3 offshore wind projects in Poland
•Empire Wind 1 project development back in execution. Impairments driven by regulatory changes for future offshore wind projects leading to a loss of future synergies on South Brooklyn Marine Terminal, and increased exposure to tariffs
Capital distribution
•Ordinary cash dividend of USD 0.37 per share, third tranche of share buy-back of up to USD 1.265 billion
•Expected total capital distribution of USD 9 billion in 2025
Anders Opedal, President and CEO of Equinor ASA:
“We are on track to deliver production growth in 2025 in line with our guidance. Strong operational performance and Johan Castberg reaching plateau are key contributors this quarter. In today’s volatile markets we stay committed to being a long-term energy provider to Europe.”
“Last year, we strengthened our onshore gas portfolio in the US and this has created substantial value this quarter, with a fifty percent increase in gas production at prices almost eighty percent higher than the same time last year.“
“We continue to progress our portfolio in renewables, and the Empire
Wind 1 project development is back in execution. We have reached financial close for the Bałtyk 2 & 3 offshore wind projects in Poland at favourable terms, contributing to strong returns.”
Anders Opedal
Equinor second quarter 2025

4	Press release	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
* For items marked with an asterisk throughout this report, see Use and reconciliation of non-GAAP financial measures in the
Supplementary disclosures.
1) Previously reported numbers for 2024 have been restated due to a change in accounting policy. For more information see note 1 Organisation and basis of preparation.
[ ] For items marked with numbers within brackets, see End notes in the Supplementary disclosures.

Financial information	Quarters			Change	First half
(unaudited, in USD million)	Q2 2025	Q1 2025	Q2 2024	Q2 on Q2	2025	2024	Change

Net operating income/(loss)	5,721	8,874	7,656	(25)%	14,595	15,287	(5)%
Net income/(loss)	1,317	2,630	1,872	(30)%	3,947	4,545	(13)%
Basic earnings per share (USD)	0.50	0.97	0.65	(23)%	1.48	1.56	(6)%
Adjusted operating income*	6,535	8,646	7,482	(13)%	15,181	15,015	1%
Adjusted net income*	1,670	1,789	2,417	(31)%	3,460	5,253	(34)%
Adjusted earnings per share* (USD)	0.64	0.66	0.84	(25)%	1.29	1.81	(29)%

Cash flows provided by operating activities1)	2,477	9,041	1,811	37%	11,518	10,948	5%
Cash flow from operations after taxes paid1)*	1,938	7,394	2,097	(8)%	9,332	8,054	16%
Net cash flow before capital distribution1)*	(1,289)	4,546	(1,553)	17%	3,257	1,770	84%

Operational information

Group average liquids price (USD/bbl) [1]	63.0	70.6	77.6	(19)%	66.6	76.8	(13)%
Total equity liquids and gas production (mboe per day) [3]	2,096	2,123	2,048	2%	2,109	2,106	—%
Total power generation (TWh) Equinor share	1.12	1.40	1.08	4%	2.52	2.36	7%
Renewable power generation (TWh) Equinor share	0.83	0.76	0.65	26%	1.58	1.43	11%

	Adjusted operating income*	E&P equity liquids and gas production	Total power generation Equinor share
Key figures by segment	(USD million)	(mboe/day)	(TWh)

E&P Norway	5,706	1,359	0.04
E&P International	429	306
E&P USA	183	431
MMP	333		0.30
REN	(75)		0.78
Other incl. eliminations	(40)
Equinor Group Q2 2025	6,535	2,096	1.12
Equinor Group Q2 2024	7,482	2,048	1.08
Equinor Group first half 2025	15,181	2,109	2.52
Equinor Group first half 2024	15,015	2,106	2.36

Net debt to capital employed adjusted*	30 June 2025	31 December 2024	%-point change
Net debt to capital employed adjusted*	15.2%	11.9%	3.3%

Dividend (USD per share)	Q2 2025	Q1 2025	Q2 2024
Ordinary cash dividend per share	0.37	0.37	0.35
Extraordinary cash dividend per share	—	—	0.35

In the first six months of 2025, Equinor settled shares in the market under the 2024 and 2025 share buy-back programmes of USD 815 million.
Equinor second quarter 2025

5	Press release	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Solid production
Equinor delivered a total equity production of 2,096
mboe per day in the second quarter, up 2% from
2,048 mboe in the same quarter last year.
On the Norwegian continental shelf the operational
performance was strong. New production from the
Johan Castberg field reaching plateau and Halten
East contributed. Together, this offset natural decline,
impact from the turnaround at Hammerfest LNG and
maintenance at the Kollsnes processing plant.
The acquisition of additional interests in US onshore
assets in 2024, and higher production from these
assets, contributed to a 28% increase in oil and gas
production from US in the second quarter, compared
to the same period last year.
The production from the international upstream
segment, excluding US, is down compared to the
same quarter last year, due to exits from Nigeria and
Azerbaijan in 2024. Higher production in Brazil, and
new wells in Argentina and Angola, contributed
positively.
The total power generation from the renewable
portfolio was 0.83 TWh. The increase compared to
second quarter last year is due to ramp up of power
production from Dogger Bank A and new production
from the onshore wind farm Lyngsåsa in Sweden
which was acquired in first quarter 2025.
In the quarter, Equinor completed 5 offshore
exploration wells on the NCS with 2 commercial
discoveries.
Strong financial results
Equinor delivered an adjusted operating income* of
USD 6.53 billion and USD 1.74 billion after tax* in the
second quarter of 2025. The results are affected by
lower liquids prices, which were partially offset by
higher gas prices and higher production.
The reported net operating income of USD 5.72 billion
is down from USD 7.66 billion in the same quarter last
year. This is impacted by an impairment of USD 955
million due to regulatory changes causing loss of
synergies from future offshore wind projects and
increased exposure to tariffs. Of this, USD 763 million
is related to Empire Wind 1/South Brooklyn Marine
Terminal project and the remainder is related to the
Empire Wind 2 lease.
Equinor realised a European gas price of USD 12.0
per mmbtu and realised liquids prices were USD 63.0
per bbl in the second quarter.
Adjusted operating and administrative expenses* are
stable from the same quarter last year.
Strong operational performance generated cash
flows provided by operating activities, before taxes
paid and working capital items, of USD 9.17 billion for
the second quarter.
Equinor paid two NCS tax instalments totalling USD
6.85 billion in the quarter. From August, the payments
of tax on the NCS will be changed to ten installments
annually, and for third quarter Equinor expects to pay
two installments of NOK 19.7 billion each.
Cash flow from operations after taxes paid* ended at
USD 1.94 billion.
Organic capital expenditure* was USD 3.40 billion for
the quarter, and total capital expenditures were USD
3.58 billion.
The net debt to capital employed adjusted ratio* was
15.2% at the end of the second quarter, compared to
6.9% at the end of the first quarter of 2025. The
calculation of net debt ratio includes the effect of the
Norwegian state’s share of the share buy-back, at
USD 4.26 billion paid in July.
Strategic progress
Since the end of the last quarter, Equinor progressed
projects to facilitate long-term production and value
creation on the Norwegian continental shelf. The plan
for development and operation on Fram South was
submitted and final investment decision was made on
Johan Sverdrup phase 3 in the North Sea which are
expected to increase the recoverable volumes from
the field by 40-50 million boe.
After less than three months in production, the Johan
Castberg field in the Barents Sea reached plateau on
17 June. The same month, an oil discovery estimated
at approximately 9-15 million barrels was made in the
area and can contribute with additional reserves for
the field.
Equinor and Centrica signed a long-term gas sales
agreement of 55 TWh of natural gas per year for a
period of 10 years, demonstrating the importance of
long-term gas supplies from the NCS to support the
UK’s energy security.

Health, safety and the environment	Twelve months average per Q2 2025	Full year 2024
Serious incident frequency (SIF)	0.27	0.3

	First half 2025	Full year 2024
Upstream CO₂ intensity (kg CO₂/boe)	6.2	6.2

	First half 2025	First half 2024
Absolute scope 1+2 GHG emissions (million tonnes CO₂e)	5.4	5.6
Equinor continues to high-grade its international
portfolio. In the quarter, the sale of the Peregrino field
in Brazil for USD 3.5 billion was announced. Equinor
will focus on the start-up of the Bacalhau field
expected on stream later in 2025 and progressing
the Raia gas project. New exploration acreage in the
Santos basin was awarded.
Financial close was announced on the Bałtyk 2 and
Bałtyk 3 offshore wind projects with financing
packages totalling EUR 6 billion. The wind projects are
located offshore Poland with an expected total
capacity of 1.4 GW.
Equinor second quarter 2025

6	Press release	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Competitive capital distribution
The board of directors has decided a cash dividend
of USD 0.37 per share for the second quarter of
2025, in line with communication at the Capital
Markets Update in February.
Expected total capital distribution for 2025 is USD 9
billion, including a share buy-back programme of up
to USD 5 billion. The board has decided to initiate a
third tranche of the share buy-back programme of
up to USD 1.265 billion. The tranche will commence
on 24 July and end no later than 27 October 2025.
The second tranche of the share buy-back
programme for 2025 was completed on 17 July
2025 with a total value of USD 1.265 billion.
All share buy-back amounts include shares to be
redeemed by the Norwegian state.
Johan Sverdrup
Equinor second quarter 2025

7	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Second quarter 2025 review
Mongstad, Norway
Equinor second quarter 2025

8	Group review	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Group review

Financial information	Quarters			Change	First half
(unaudited, in USD million)	Q2 2025	Q1 2025	Q2 2024	Q2 on Q2	2025	2024	Change

Total revenues and other income	25,145	29,920	25,538	(2)%	55,066	50,673	9%
Total operating expenses	(19,424)	(21,046)	(17,883)	9%	(40,471)	(35,386)	14%
Net operating income/(loss)	5,721	8,874	7,656	(25)%	14,595	15,287	(5)%

Net financial items	37	19	(126)	N/A	56	240	(77)%
Income tax	(4,441)	(6,263)	(5,658)	(21)%	(10,704)	(10,983)	(3)%
Net income/(loss)	1,317	2,630	1,872	(30)%	3,947	4,545	(13)%

Adjusted total revenues and other income*	25,115	29,597	25,538	(2)%	54,713	50,326	9%
Adjusted purchases* [4]	(12,838)	(15,517)	(12,325)	4%	(28,355)	(24,138)	17%
Adjusted operating and administrative expenses*	(3,094)	(3,143)	(3,070)	1%	(6,237)	(5,901)	6%
Adjusted depreciation, amortisation and net impairments*	(2,466)	(2,164)	(2,382)	4%	(4,630)	(4,726)	(2)%
Adjusted exploration expenses*	(183)	(127)	(279)	(35)%	(310)	(545)	(43)%
Adjusted operating income/(loss)*	6,535	8,646	7,482	(13)%	15,181	15,015	1%

Adjusted net financial items*	(106)	(230)	98	>(100%)	(336)	472	>(100%)
Income tax less tax effect on adjusting items	(4,758)	(6,626)	(5,164)	(8)%	(11,384)	(10,234)	11%
Adjusted net income*	1,670	1,789	2,417	(31)%	3,460	5,253	(34)%

Basic earnings per share (in USD)	0.50	0.97	0.65	(23)%	1.48	1.56	(6)%
Adjusted earnings per share* (in USD)	0.64	0.66	0.84	(25)%	1.29	1.81	(29)%

Capital expenditures and Investments	3,401	3,027	2,950	15%	6,428	5,433	18%
Cash flows provided by operating activities1)	2,477	9,041	1,811	37%	11,518	10,948	5%
Cash flows from operations after taxes paid1)*	1,938	7,394	2,097	(8)%	9,332	8,054	16%
1) Previously reported numbers for 2024 have been restated due to a change in accounting policy. For more information see note 1 Organisation and basis of preparation.

Operational information	Quarters			Change	First half
	Q2 2025	Q1 2025	Q2 2024	Q2 on Q2	2025	2024	Change

Total equity liquid and gas production (mboe/day)	2,096	2,123	2,048	2%	2,109	2,106	—%
Total entitlement liquid and gas production (mboe/day)	1,979	2,001	1,916	3%	1,990	1,977	1%
Total Power generation (TWh) Equinor share	1.12	1.40	1.08	4%	2.52	2.36	7%
Renewable power generation (TWh) Equinor share	0.83	0.76	0.65	26%	1.58	1.43	11%

Average Brent oil price (USD/bbl)	67.8	75.7	84.9	(20)%	71.7	84.1	(15)%
Group average liquids price (USD/bbl) [1]	63.0	70.6	77.6	(19)%	66.6	76.8	(13)%
E&P Norway average internal gas price (USD/ mmbtu)	10.60	13.21	8.47	25%	11.96	8.10	48%
E&P USA average internal gas price (USD/mmbtu)	2.41	3.30	1.32	83%	2.82	1.54	83%
Operations and financial results
Equinor delivered a 2% increase in production levels
during the second quarter, driven by a strong
operational performance on the NCS and
contributions from our US upstream portfolio.
In E&P Norway, the ramp-up of the Johan Castberg
and Halten East fields, along with new wells across the
NCS, supported stable production compared to the
second quarter of 2024, negatively impacted by
planned turnaround at Hammerfest LNG. Natural
decline across several fields and planned
maintenance activities contributed to reduced
production the first half of 2025 compared to the
same period last year.
Portfolio changes in the international upstream
business throughout 2024 continued to shape
production levels in 2025. The acquisition of
additional interests in US onshore assets in December
2024 increased E&P USA production in the second
quarter and first half of 2025 compared to the same
periods last year. In E&P International, the
divestments of interests in Nigeria and Azerbaijan in
the fourth quarter of 2024 contributed to a reduction
in production for the quarter and first half of 2025
compared to the same periods last year. New wells
across the E&P International portfolio and improved
production efficiency in Brazil partially offset this
decline.
Developments in the renewables portfolio contributed
to the total power generation increase in the first half
of 2025. The operation of Dogger Bank A and a new
onshore acquisition in Sweden in March 2025 drove
the 26% and 11% increase in renewable power
generation for the second quarter and first half of
2025, respectively, compared to the same periods
last year. Unfavourable wind conditions throughout
2025 and lower clean spark spreads in gas to power
generation in the second quarter partially offset the
increase in total power generation.
Equinor second quarter 2025

9	Group review	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Marketing, Midstream and Processing segment’s
contribution to the group results in the second
quarter was primarily driven by optimisation of piped
gas trading in Europe, impacted by lower results from
LNG trading primarily due to turnaround activities at
Hammerfest LNG and reduced crude and product
trading results.
Higher production volumes and realised gas prices,
complemented by an increased share of gas in the
production mix, drove increased revenue for the first
half of 2025 compared to the same period last year.
However, lower liquids prices negatively impacted
these results for the quarter, leading to a marginal
decline in revenue compared to the second quarter
of 2024.
Adjusted operating and administrative expenses*
remained stable in the quarter compared to the same
period last year. Higher maintenance activity and an
increased overlift effect contributed to the rise in
adjusted operating and administrative expenses* in
the first half of 2025 compared to the same period
last year. This increase was partially offset by the
portfolio changes in E&P International and reduction
in business development and early phase projects
within the renewables and low carbon solutions
businesses.
New fields on stream on the NCS and an increase in
asset retirement obligations associated with a late-
life offshore asset in the US contributed to an
increase in adjusted depreciation, amortisation and
net impairments* in the quarter. The decrease in
adjusted depreciation, amortisation and net
impairments* in the first half of 2025 compared to the
same period last year was mainly attributable to the
cessation of depreciation for the UK assets Mariner
and Buzzard, classified as held for sale since
December 2024, and the cessation of depreciation
for Peregrino, classified as held for sale since May
2025 following the agreement with PRIO to sell
Equinor’s 60% operated interest.
Lower drilling activity across our international
portfolio contributed to a decrease in exploration
expenses in the second quarter and first half of 2025
compared to the same periods last year. Higher field
development costs partially offset this decrease.
Net operating income was also impacted by a USD
955 million impairment of US assets related to the
Empire Wind projects, contributing to the decline in
both the second quarter and first half of 2025
compared to the same periods last year. USD 763
million relates to the combined Empire Wind 1/South
Brooklyn Marine Terminal project under construction
and USD 192 million to the undeveloped Empire Wind
2 lease. The Empire Wind 1 project development is on
track. The recognised impairments are driven by
reduced expected synergies from future offshore
wind projects resulting from regulatory changes and
increased exposure to tariffs.
Adjusted net financial items* in the quarter and in the
first half of 2025 reduced from the same periods in
the prior year mainly due to increased currency
losses due to a weakening of the USD versus NOK for
the periods. In contrast, the first half of 2024 had
currency gains due to USD strengthening versus NOK.
Taxes
The effective reported tax rate of 77.1% for the
second quarter of 2025 increased compared to
75.1% in 2024. The increase was mainly due to higher
share of income from jurisdictions with high tax rates
offset by currency effects in entities that are taxable
in other currencies than the functional currency.
Cash flow and net debt
Solid operational performance in the second quarter
generated cash flow provided by operating activities
before taxes paid and working capital items of USD
9,167 million. The lower liquid prices drove the
decrease from USD 9,948 million in the same period in
the prior year.
Cash flow from operations after taxes paid*
decreased to USD 1,938 million from USD 2,097 million
in the second quarter of 2024, also impacted by
lower liquids prices in the quarter. For the first half of
2025, cash flow from operations after taxes paid*
was USD 9,332 million, up from USD 8,054 million in
the prior year due to lower tax payments.
Tax payments in the second quarter totalled USD
7,229 million, mainly reflecting the final two scheduled
Norwegian corporation tax instalments related to
2024 earnings. This is a decrease from USD 7,850
million in the same period last year, with the reduction
reflecting the relatively lower pricing environment of
2024. Due to the change in tax payment structure,
five NCS tax instalments related to 2025 earnings are
expected in the second half of 2025, with two
scheduled for the third quarter. The first instalment,
totalling NOK 19.7 billion, is expected to be paid in
August 2025.
A working capital decrease of USD 540 million
positively impacted the cash flow in the second
quarter of 2025 compared to an increase of USD 286
million in the second quarter of 2024.
Net cash flow before capital distribution* decreased
from positive USD 4,546 million in the prior quarter to
negative USD 1,289 million, primarily reflecting the
increase in the number of NCS tax instalments.
In addition, capital distribution impacted net cash
flow*, resulting in an outflow of USD 2,579 million for
the second quarter.
The net debt to capital employed adjusted ratio* at
the end of June 2025 was 15.2%, up from 6.9% at the
end of the previous quarter. During the quarter, net
debt increased mainly due to a USD 4,141 million
liability to the state, which is to be paid during July.
This relates to share buy-backs for the second, third
and fourth tranches of the 2024 programme, and the
first tranche of the 2025 programme and was
approved at the general meeting held on 14 May
2025. Equity was impacted by capital distribution of
USD 6.5 billion, including dividends from the previous
two quarters of USD 1.9 billion and share buy-back of
USD 4.6 billion, including the liability to the state.
Capital distribution
The board of directors has decided a cash dividend
of USD 0.37 per share for the second quarter of
2025, in line with communication at the Capital
Markets Update in February.
Expected total capital distribution for 2025 is USD 9
billion, including a share buy-back programme of up
to USD 5 billion. The board has decided to initiate a
third tranche of the share buy-back programme of up
to USD 1.265 billion. The tranche will commence on 24
July and end no later than 27 October 2025.
The second tranche of the share buy-back
programme for 2025 was completed on 17 July 2025
with a total value of USD 1.265 billion.
All share buy-back amounts include shares to be
redeemed by the Norwegian state.
Health, safety and the environment
The twelve-month average serious incident
frequency (SIF) for the period ended 30 June 2025
was 0.27, a decrease from 2024 which ended at 0.3.
Equinor’s absolute Scope 1 and 2 GHG emissions from
operated production (100% basis) were 5.4 million
tonnes CO₂e in the first half of 2025, representing a
reduction of 0.2 million tonnes CO₂e compared to the
same period last year. The positive trend is primarily
attributed to a turnaround at Hammerfest LNG
during Q2 2025 and the emission-reducing effects of
electrification projects implemented on the NCS in
2024.
1 USD/NOK exchange rate assumption of 11
Equinor second quarter 2025

10	Outlook	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Outlook
•Organic capital expenditures* are estimated at
USD 13 billion for 20251.
•Oil & gas production for 2025 is estimated to
grow 4% compared to 2024 level [5].
•Equinor’s ambition is to keep the unit of
production cost in the top quartile of its peer
group.
•Scheduled maintenance activity is estimated to
reduce equity production by around 30 mboe per
day for the full year of 2025.
These forward-looking statements reflect current
views about future events and are, by their nature,
subject to significant risks and uncertainties because
they relate to events and depend on circumstances
that will occur in the future. Deferral of production to
create future value, gas off-take, timing of new
capacity coming on stream and operational
regularity and levels of industry product supply,
demand and pricing represent the most significant
risks related to the foregoing production guidance.
Our future financial performance, including cash flow
and liquidity, will be affected by geopolitical and
macroeconomic conditions, changes in the regulatory
and policy landscape, the development in realised
prices, including price differentials, tolls and tariffs
and other factors discussed elsewhere in the report.
Risks and uncertainties
The description of key risks in chapter 5.2 (Risk
Factors) of Equinor's Integrated Annual Report for
the year ended December 31, 2024, provides an
overview of the principal risks and uncertainties which
may affect Equinor in the remaining six months of the
financial year. The Strategic and commercial risks,
Security, health, safety and environmental risks, and
Compliance and control risks described therein and
summarised in the section “Forward Looking
Statements” in the Supplementary disclosures could,
separately or in combination, have an adverse effect
on our operational and financial performance
(including cash flows and liquidity), the
implementation of our strategy, our reputation and
the market price of our securities.
For further information, see section Forward-looking
statements in the report.
Bacalhau FPSO
Johan Castberg
Equinor second quarter 2025

11	Supplementary operational disclosures	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Supplementary operational disclosures

	Quarters			Change	First half				Quarters			Change	First half
Operational information	Q2 2025	Q1 2025	Q2 2024	Q2 on Q2	2025	2024	Change	Operational information	Q2 2025	Q1 2025	Q2 2024	Q2 on Q2	2025	2024	Change

Prices								Equity production (mboe per day)
Average Brent oil price (USD/bbl)	67.8	75.7	84.9	(20)%	71.7	84.1	(15)%	E&P Norway equity liquids production	655	625	630	4%	640	639	—%
E&P Norway average liquids price (USD/bbl)	65.4	73.8	80.6	(19)%	69.2	80.0	(13)%	E&P International equity liquids production	267	274	302	(11)%	270	309	(12)%
E&P International average liquids price (USD/bbl)	60.1	68.3	75.4	(20)%	64.2	74.7	(14)%	E&P USA equity liquids production	147	147	148	(1)%	147	151	(3)%
E&P USA average liquids price (USD/bbl)	56.3	61.2	68.0	(17)%	58.8	67.1	(12)%	Group equity liquids production	1,070	1,045	1,080	(1)%	1,057	1,099	(4)%
Group average liquids price (USD/bbl) [1]	63.0	70.6	77.6	(19)%	66.6	76.8	(13)%	E&P Norway equity gas production	704	765	744	(5)%	734	779	(6)%
Group average liquids price (NOK/bbl) [1]	649	782	833	(22)%	713	816	(13)%	E&P International equity gas production	39	36	34	14%	37	35	7%
E&P Norway average internal gas price (USD/mmbtu) [7]	10.60	13.21	8.47	25%	11.96	8.10	48%	E&P USA equity gas production	283	278	189	50%	281	193	45%
E&P USA average internal gas price (USD/mmbtu) [7]	2.41	3.30	1.32	83%	2.82	1.54	83%	Group equity gas production	1,026	1,078	968	6%	1,052	1,007	4%
Realised piped gas price Europe (USD/mmbtu) [6]	12.00	14.80	9.94	21%	13.44	9.66	39%	Total equity liquids and gas production [3]	2,096	2,123	2,048	2%	2,109	2,106	—%
Realised piped gas price US (USD/mmbtu) [6]	2.73	4.06	1.53	78%	3.30	1.96	68%
								Power generation
Entitlement production (mboe per day)								Power generation (TWh) Equinor share	1.12	1.40	1.08	4%	2.52	2.36	7%
E&P Norway entitlement liquids production	655	625	630	4%	640	639	—%	Renewable power generation (TWh) Equinor share1)	0.83	0.76	0.65	26%	1.58	1.43	11%
E&P International entitlement liquids production	224	223	227	(1)%	224	239	(6)%
E&P USA entitlement liquids production	132	132	132	—%	132	135	(2)%	1)Includes Hywind Tampen renewable power generation.
Group entitlement liquids production	1,011	980	989	2%	996	1,012	(2)%
E&P Norway entitlement gas production	704	765	744	(5)%	734	779	(6)%
E&P International entitlement gas production	22	20	23	(1)%	21	23	(6)%
E&P USA entitlement gas production	242	235	160	51%	239	163	47%
Group entitlement gas production	968	1,021	927	4%	994	965	3%
Total entitlement liquids and gas production [2]	1,979	2,001	1,916	3%	1,990	1,977	1%

Equinor second quarter 2025

12	Supplementary operational disclosures	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Health, safety and the environment

	Twelve months average per Q2 2025	Full year 2024
Total recordable injury frequency (TRIF)	2.2	2.3
Serious Incident Frequency (SIF)	0.27	0.3
Oil and gas leakages (number of)1)	5	7

	First half 2025	Full year 2024
Upstream CO₂ intensity (kg CO₂/boe)2)	6.2	6.2

	First half 2025	First half 2024
Absolute scope 1+2 GHG emissions (million tonnes CO₂e)3)	5.4	5.6
1)Number of leakages with rate above 0.1kg/second during the past 12 months.
2)Operational control, total scope 1 emissions of CO2 from expectations and production, divided by total production (boe).
3)Operational control, total scope 1 and 2 emissions of CO2 and CH4.

Mongstad, Norway
Equinor second quarter 2025

13	Exploration & Production Norway	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Exploration & Production Norway

Financial information	Quarters			Change	First half
(unaudited, in USD million)	Q2 2025	Q1 2025	Q2 2024	Q2 on Q2	2025	2024	Change

Total revenues and other income	8,236	10,052	8,426	(2)%	18,288	16,305	12%
Total operating expenses	(2,530)	(2,108)	(2,297)	10%	(4,639)	(4,420)	5%
Net operating income/(loss)	5,706	7,944	6,129	(7)%	13,650	11,885	15%

Adjusted total revenues and other income*	8,236	9,561	8,426	(2)%	17,797	16,305	9%
Adjusted operating and administrative expenses*	(1,077)	(891)	(982)	10%	(1,968)	(1,848)	7%
Adjusted depreciation, amortisation and net impairments*	(1,338)	(1,127)	(1,206)	11%	(2,465)	(2,379)	4%
Adjusted exploration expenses*	(115)	(90)	(109)	5%	(206)	(193)	6%
Adjusted operating income/(loss)*	5,706	7,453	6,129	(7)%	13,158	11,885	11%

Additions to PP&E, intangibles and equity accounted investments	1,674	2,409	1,579	6%	4,083	2,951	38%

Operational information	Quarters			Change	First half
E&P Norway	Q2 2025	Q1 2025	Q2 2024	Q2 on Q2	2025	2024	Change

E&P entitlement liquid and gas production (mboe/day)	1,359	1,390	1,375	(1)%	1,374	1,419	(3)%
Average liquids price (USD/bbl)	65.4	73.8	80.6	(19)%	69.2	80.0	(13)%
Average internal gas price (USD/mmbtu)	10.60	13.21	8.47	25%	11.96	8.10	48%

Production & Revenues
In the second quarter of 2025, production remained
robust and stable from the same quarter last year.
Production from the new fields on stream (Johan
Castberg and Halten East), high production efficiency
from Johan Sverdrup and new wells almost offset
natural decline on several fields, reduced production
from Troll due to capacity restrictions on Kollsnes and
planned turnaround at Hammerfest LNG. Liquids
production increased in the quarter, while gas
production decreased, mainly due to the new fields
producing more liquids than gas and maintenance
activities affecting mostly gas fields.
As there was only a small contribution from new fields
in the first quarter of 2025, there was a more
noticeable decline in production when comparing the
first half of 2025 to the same period last year.
Revenue for the second quarter of 2025 was
impacted by production mix relative to pricing
movements. The benefit from substantially higher gas
prices was more than offset by the impact of lower
liquids prices. In the first half of 2025, revenues
increased from the first half of 2024, as the positive
impact from an increase in gas prices offset the
negative impact from the decrease in gas production
and liquids prices.
Operating expenses and financial results
Operating and administrative expenses increased in
the second quarter and first half of 2025 compared
to the same period last year, mainly due to increased
overlift effect, new fields coming on stream and
impact from the swap transaction with Petoro which
was completed on 1 January. The weakening of the
USD versus NOK also contributed to the increase for
the second quarter 2025 compared to the same
period in 2024.
Depreciation, amortisation and net impairments in the
second quarter of 2025 was negatively impacted by
ramp up of new fields and field-specific investments,
as well as the development in the NOK/USD exchange
rate. These effects were partially offset by increased
proved reserves. The same factors drove the
increase for the first half of 2025 compared to the
same period last year, except for the NOK/USD
exchange rate development, which had a minor
impact.
The exploration activity in the second quarter of 2025
(9 wells) was at the same level as in the second
quarter last year. Reactivation of previously
expensed well cost in 2024, partially offset by higher
capitalisation rate led to a minor increase in
exploration expenses. The same factors drove the
increase for the first half of 2025 relative to the first
half of 2024.
In the first half of 2025, net operating income was
positively impacted by a gain of USD 491 million from
the swap transaction with Petoro.
Additions to PP&E, intangibles and equity accounted
investments in the first half of 2025 was influenced by
the assets acquired in the swap transaction
amounting to USD 1,086 million.
Equinor second quarter 2025

14	Exploration & Production International	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Exploration & Production International

Financial information	Quarters			Change	First half
(unaudited, in USD million)	Q2 2025	Q1 2025	Q2 2024	Q2 on Q2	2025	2024	Change

Total revenues and other income	1,348	1,571	1,909	(29)%	2,919	3,563	(18)%
Total operating expenses	(932)	(992)	(1,209)	(23)%	(1,924)	(2,248)	(14)%
Net operating income/(loss)	415	579	699	(41)%	995	1,316	(24)%

Adjusted total revenues and other income*	1,348	1,523	1,909	(29)%	2,870	3,563	(19)%
Adjusted purchases*	(67)	3	(23)	>100%	(65)	10	N/A
Adjusted operating and administrative expenses*	(490)	(567)	(582)	(16)%	(1,057)	(977)	8%
Adjusted depreciation, amortisation and net impairments*	(310)	(396)	(453)	(32)%	(705)	(983)	(28)%
Adjusted exploration expenses*	(51)	(32)	(151)	(66)%	(84)	(299)	(72)%
Adjusted operating income/(loss)*	429	531	699	(39)%	960	1,316	(27)%

Additions to PP&E, intangibles and equity accounted investments	622	761	779	(20)%	1,383	1,535	(10)%

Operational information	Quarters			Change	First half
E&P International	Q2 2025	Q1 2025	Q2 2024	Q2 on Q2	2025	2024	Change

E&P equity liquid and gas production (mboe/ day)	306	309	336	(9)%	308	344	(10)%
E&P entitlement liquid and gas production (mboe/day)	246	244	249	(1)%	245	261	(6)%
Production sharing agreements (PSA) effects	60	66	86	(31)%	63	82	(24)%
Average liquids price (USD/bbl)	60.1	68.3	75.4	(20)%	64.2	74.7	(14)%

Production & Revenues
The divestment of assets in Azerbaijan and Nigeria
led to a decrease in production in the second quarter
and the first half of 2025 compared to the same
periods last year. Natural decline in several fields
further contributed to the overall drop in the
production levels, partially offset by contributions
from new wells and improved production efficiency
from Brazil.
Production Sharing Agreements (PSA) effects were
reduced in the second quarter and first half of 2025
compared to the same periods last year, reflecting
the impact of the divestments and lower oil prices.
Total revenues and other income decreased in the
second quarter and first half of 2025 compared to
the same periods last year, primarily due to lower
volumes and liquids prices.
Operating expenses and financial results
The sale of assets in Azerbaijan and Nigeria at the
end of 2024, along with the impact of a large overlift
position in the second quarter last year, drove the
decrease in operating and administrative expenses in
the second quarter of 2025 compared to the same
period last year. The increase for the first half of 2025
was mainly due to higher operation and maintenance
activities in Brazil and Angola.
The cessation of depreciation for the UK assets
Mariner and Buzzard, classified as held for sale since
December 2024, and Peregrino, classified as held for
sale since May 2025, drove the decline in
depreciation in both the second quarter and first half
of 2025 compared to the same periods in 2024.
Exploration expenses in the second quarter and first
half of 2025 were lower compared to the same
periods last year. This was primarily due to the
expensing of well cost related to the Bacalhau
appraisal well in Brazil during the first quarter of
2024, as well as the expensing of a well in Argentina
in the second quarter of 2024.
Net operating income for the first half of 2025 was
positively impacted by a contingent receivable
recorded as other income.
Additions to PP&E, intangibles and equity accounted
investments decreased in the the second quarter and
first half of 2025 compared to the same periods last
year. This decline was largely due to the UK assets
Rosebank, Mariner and Buzzard being classified as
held for sale. The classification of Peregrino as held
for sale effective May 2025 further contributed to the
decrease. The overall decrease was partially offset
by higher activity on development projects in Brazil.
Equinor second quarter 2025

15	Exploration & Production USA	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Exploration & Production USA

Financial information	Quarters			Change	First half
(unaudited, in USD million)	Q2 2025	Q1 2025	Q2 2024	Q2 on Q2	2025	2024	Change

Total revenues and other income	1,040	1,197	1,001	4%	2,237	2,056	9%
Total operating expenses	(858)	(685)	(737)	16%	(1,543)	(1,415)	9%
Net operating income/(loss)	183	511	264	(31)%	694	641	8%

Adjusted total revenues and other income*	1,040	1,197	1,001	4%	2,237	2,056	9%
Adjusted operating and administrative expenses*	(306)	(311)	(291)	5%	(617)	(571)	8%
Adjusted depreciation, amortisation and net impairments*	(536)	(370)	(427)	25%	(906)	(791)	14%
Adjusted exploration expenses*	(16)	(5)	(19)	(16)%	(21)	(53)	(61)%
Adjusted operating income/(loss)*	183	511	264	(31)%	694	641	8%

Additions to PP&E, intangibles and equity accounted investments	294	308	1,522	(81)%	601	1,881	(68)%

Operational information	Quarters			Change	First half
E&P USA	Q2 2025	Q1 2025	Q2 2024	Q2 on Q2	2025	2024	Change

E&P equity liquid and gas production (mboe/ day)	431	424	337	28%	427	344	24%
E&P entitlement liquid and gas production (mboe/day)	374	367	292	28%	371	297	25%
Royalties	57	57	46	24%	57	46	22%
Average liquids price (USD/bbl)	56.3	61.2	68.0	(17)%	58.8	67.1	(12)%
Average internal gas price (USD/mmbtu)	2.41	3.30	1.32	83%	2.82	1.54	83%
Production & Revenues
E&P USA reported higher production in the second
quarter and first half of 2025 compared to the same
periods in 2024, primarily driven by increased gas
output from the Appalachia onshore assets following
the acquisition of additional interests in late 2024. The
production increase was further supported by
elevated operational activity in the Appalachia
onshore asset. Production from U.S. offshore assets
remained flat year-on-year.
Revenue for the second quarter and first half of 2025
benefited from higher gas prices and increased gas
volumes. These gains were partially offset by lower
liquids prices and reduced liquids production relative
to the same periods in the prior year.
Operating expenses and financial results
Operating and administrative expenses increased
during the second quarter and first half of 2025,
primarily due to higher transportation costs resulting
from elevated production levels in the Appalachia
onshore assets.
Depreciation, amortisation and net impairments
increased compared to the second quarter and first
half of 2024. This was largely driven by an increase in
asset retirement obligations associated with a late-
life offshore asset, as well as the acquisition of
additional interests in Appalachia onshore properties.
The increase was partially offset by upward revisions
to proved reserves recorded at year end 2024.
Equinor second quarter 2025

16	Marketing, Midstream & Processing	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Marketing, Midstream & Processing

Financial information	Quarters			Change	First half
(unaudited, in USD million)	Q2 2025	Q1 2025	Q2 2024	Q2 on Q2	2025	2024	Change

Total revenues and other income	24,798	29,072	25,190	(2)%	53,870	50,014	8%
Total operating expenses	(24,469)	(28,987)	(24,693)	(1)%	(53,456)	(48,215)	11%
Net operating income/(loss)	329	84	497	(34)%	413	1,799	(77)%

Adjusted total revenues and other income*	24,787	29,241	25,189	(2)%	54,029	49,667	9%
Adjusted purchases* [4]	(23,023)	(27,413)	(23,187)	(1)%	(50,437)	(45,214)	12%
Adjusted operating and administrative expenses*	(1,198)	(1,348)	(1,238)	(3)%	(2,547)	(2,576)	(1)%
Adjusted depreciation, amortisation and net impairments*	(232)	(227)	(242)	(4)%	(460)	(469)	(2)%
Adjusted operating income/(loss)*	333	253	521	(36)%	586	1,408	(58)%
— Gas and Power	224	265	508	(56)%	489	1,038	(53)%
— Crude, Products and Liquids	178	179	195	(9)%	357	654	(45)%
— Other	(69)	(191)	(183)	(62)%	(260)	(283)	(8)%

Additions to PP&E, intangibles and equity accounted investments	254	207	189	35%	461	399	16%

Operational information	Quarters			Change	First half
Marketing, Midstream and Processing	Q2 2025	Q1 2025	Q2 2024	Q2 on Q2	2025	2024	Change

Liquids sales volumes (mmbl)	262.3	288.6	253.8	3%	550.8	501.4	10%
Natural gas sales Equinor (bcm)	16.3	16.4	15.4	6%	32.7	32.2	2%
Natural gas entitlement sales Equinor (bcm)	13.4	13.7	12.9	3%	27.1	27.3	(1)%
Power generation (TWh) Equinor share	0.30	0.64	0.43	(30)%	0.94	0.93	1%
Realised piped gas price Europe (USD/mmbtu)	12.00	14.80	9.94	21%	13.44	9.66	39%
Realised piped gas price US (USD/mmbtu)	2.73	4.06	1.53	78%	3.30	1.96	68%

Volumes, Pricing & Revenues
Liquids sales volumes decreased compared to the
previous quarter due to lower third party volumes.
Against the same quarter of the previous year, liquids
sales volumes increased due to higher third party
volumes.
Gas sales remained at similar level compared to the
previous quarter. The increase in gas sales relative to
the second quarter of 2024 was driven by higher
Equinor international gas production and third party
volumes.
Power generation has decreased compared to the
previous quarter and same quarter previous year
due to lower clean spark spread.
The realised European piped gas price decreased
compared to the previous quarter due to lower
European market prices. This was driven by risk of
reduced global demand caused by uncertainty
related to US tariffs, combined with potential easing
of US sanctions on Russian gas assets and the EU’s
willingness to soften the region’s gas storage targets
before November. Compared to the same quarter
last year, the realised European piped gas price
increased as European market prices rose to attract
LNG to replace lost Russian gas flows via Ukraine, and
offset lower renewable power generation and lower
gas storage positions.
The realised piped gas price in the US decreased
versus the previous quarter as market prices fell due
to warmer weather conditions. Compared to the
same quarter last year, realised US gas price
increased in line with market prices, which were
strong due to low storage levels.
Financial Results
In the second quarter of 2025, the Gas and Power
contribution to adjusted operating income* was
primarily driven by optimisation of piped gas trading
in Europe, offset by a limited result from LNG, which
was adversely affected by turnaround activity. The
result from Crude, Products and Liquids was
positively impacted by solid results from physical
trading in a strong products market and a modest
contribution from crude in an oversupplied market.
Additionally, adjusted operating income* was
impacted by costs related to the development of low-
carbon projects.
Adjusted operating income* increased compared to
the previous quarter. This is mostly due to lower costs,
as drilling activities for future carbon storage took
place mainly in the first quarter of 2025.
Adjusted operating income* for the first half of 2025
was lower than the same period last year driven by
decreased results in Gas and Power mainly due to
lower result from LNG trading and lower crude
trading results.
Net operating income includes the net effect of fair
value changes in derivatives and storages, changes in
onerous provisions and operational storage value.
Equinor second quarter 2025

17	Renewables	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Renewables

Financial information	Quarters			Change	First half
(unaudited, in USD million)	Q2 2025	Q1 2025	Q2 2024	Q2 on Q2	2025	2024	Change

Revenues third party, other revenue and other income	36	(21)	12	>100%	15	41	(62)%
Net income/(loss) from equity accounted investments	31	22	37	(19)%	53	68	(22)%
Total revenues and other income	67	1	49	35%	68	109	(37)%
Total operating expenses	(1,069)	(260)	(140)	>100%	(1,329)	(420)	>100%
Net operating income/(loss)	(1,002)	(259)	(90)	>(100%)	(1,260)	(311)	>(100%)

Adjusted total revenues and other income*	48	48	49	(4)%	96	109	(12)%
Adjusted operating and administrative expenses*	(111)	(89)	(122)	(9)%	(199)	(243)	(18)%
Adjusted depreciation, amortisation and net impairments*	(12)	(7)	(18)	(31)%	(20)	(26)	(24)%
Adjusted operating income/(loss)*	(75)	(48)	(90)	17%	(124)	(160)	23%

Additions to PP&E, intangibles and equity accounted investments	718	780	608	18%	1,499	1,232	22%

Operational information	Quarters			Change	First half
Renewables	Q2 2025	Q1 2025	Q2 2024	Q2 on Q2	2025	2024	Change

Renewables power generation (TWh) Equinor share	0.78	0.71	0.63	24%	1.49	1.37	9%
Power generation
In the second quarter of 2025, total power
generation from offshore wind farms was 0.37 TWh,
primarily driven by production from Dudgeon,
Sheringham Shoal and Dogger Bank A. Onshore
renewables contributed 0.41 TWh, mainly from plants
in Brazil.
The total volume of power generated experienced an
increase compared to the same quarter in 2024. This
growth is primarily attributed to the ramp-up of
production from Dogger Bank A and a new onshore
acquisition in Sweden, offset by a decline in power
generation from certain offshore wind assets due to
unfavourable wind conditions.
Total revenues and other income
In the second quarter and the first half of 2025,
adjusted total revenues and other income* slightly
decreased compared to the same periods last year
due to the effects of lower offshore wind production
from assets in commercial operation, partially offset
by increased revenues from portfolio additions to
onshore renewables.
Operating expenses and financial results
In the second quarter of 2025, adjusted operating
and administrative expenses* decreased compared
to the same quarter last year. Project development
costs and business development costs were
significantly down, partially offset by favourable
adjustments in the second quarter last year.
The adjusted operating loss* for the second quarter
and first half of 2025 was also lower than the same
periods of 2024, attributable to the decrease in
project development costs and business development
costs.
Net operating loss for the second quarter of 2025
included the impact of impairments of US offshore
assets.
The offshore wind industry is facing major financial
and regulatory challenges in the US. Reduced
expected synergies from future offshore wind
projects resulting from regulatory changes and
increased exposure to tariffs impacted the project
economics negatively in the second quarter 2025. An
impairment loss of USD 955 million has been
recognised, where USD 763 million is related to the
combined Empire Wind 1/South Brooklyn Marine
Terminal project under construction and USD 192
million is related to the undeveloped Empire Wind 2
lease.
The construction activities for both onshore SBMT
and offshore EW1 are progressing according to plan
and the project aims to execute planned activities in
the offshore installation window in 2025 and reach its
planned commercial operation date in 2027.

In the second quarter of 2025, USD 39 million of
additions to PP&E, intangibles, and equity accounted
investments related to onshore renewables and USD
679 million related to offshore wind projects. These
offshore additions primarily related to projects in the
US and investments related to projects in Europe.
Equinor second quarter 2025

18	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Condensed interim financial statements and notes
Melkøya, Norway
Equinor second quarter 2025

19	Condensed Interim financial statements and notes	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED STATEMENT OF INCOME

		Quarters			First half				Quarters			First half
(unaudited, in USD million)	Note	Q2 2025	Q1 2025	Q2 2024	2025	2024	(unaudited, in USD million)	Note	Q2 2025	Q1 2025	Q2 2024	2025	2024

Revenues	4	25,130	29,384	25,462	54,514	50,551	Interest income and other financial income		303	336	495	639	1,055
Net income/(loss) from equity accounted investments		9	13	12	22	44	Interest expenses and other financial expenses		(351)	(325)	(394)	(676)	(811)
Other income		6	523	65	530	78	Other financial items		86	8	(226)	94	(4)

Total revenues and other income	2	25,145	29,920	25,538	55,066	50,673	Net financial items	5	37	19	(126)	56	240

Purchases [net of inventory variation]		(12,739)	(15,443)	(12,145)	(28,182)	(24,068)	Income/(loss) before tax		5,759	8,893	7,530	14,651	15,527
Operating expenses	3	(2,752)	(2,843)	(2,761)	(5,595)	(5,391)
Selling, general and administrative expenses		(329)	(323)	(348)	(652)	(690)	Income tax	6	(4,441)	(6,263)	(5,658)	(10,704)	(10,983)
Depreciation, amortisation and net impairments	2	(3,422)	(2,310)	(2,348)	(5,731)	(4,693)
Exploration expenses		(183)	(127)	(279)	(310)	(545)	Net income/(loss)		1,317	2,630	1,872	3,947	4,545

Total operating expenses	2	(19,424)	(21,046)	(17,883)	(40,471)	(35,386)	Attributable to equity holders of the company		1,313	2,627	1,861	3,939	4,528
							Attributable to non-controlling interests		5	3	12	8	16
Net operating income/(loss)	2	5,721	8,874	7,656	14,595	15,287
							Basic earnings per share (in USD)		0.50	0.97	0.65	1.48	1.56
							Diluted earnings per share (in USD)		0.50	0.96	0.65	1.47	1.56
							Weighted average number of ordinary shares outstanding (in millions)		2,622	2,719	2,850	2,670	2,894
							Weighted average number of ordinary shares outstanding diluted (in millions)		2,629	2,724	2,856	2,676	2,899

Equinor second quarter 2025

20	Condensed Interim financial statements and notes	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Quarters			First half
(unaudited, in USD million)	Q2 2025	Q1 2025	Q2 2024	2025	2024

Net income/(loss)	1,317	2,630	1,872	3,947	4,545

Actuarial gains/(losses) on defined benefit pension plans	(187)	(114)	74	(301)	587
Income tax effect on income and expenses recognised in OCI1)	44	30	(14)	73	(131)
Items that will not be reclassified to the Consolidated statement of income	(144)	(84)	60	(228)	456

Foreign currency translation effects	1,472	1,302	158	2,774	(937)
Share of OCI from equity accounted investments	(37)	33	(3)	(3)	5
Items that may be subsequently reclassified to the Consolidated statement of income	1,436	1,335	155	2,771	(932)

Other comprehensive income/(loss)	1,292	1,251	215	2,543	(476)

Total comprehensive income/(loss)	2,609	3,881	2,088	6,490	4,069

Attributable to the equity holders of the company	2,604	3,878	2,076	6,482	4,053
Attributable to non-controlling interests	5	3	12	8	16

1)Other comprehensive income (OCI).
Peregrino B. Platform.
Troll A, Norway
Equinor second quarter 2025

21	Condensed Interim financial statements and notes	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED BALANCE SHEET

		At 30 June	At 31 December
(in USD million)	Note	2025 (unaudited)	2024 (audited)

ASSETS
Property, plant and equipment	2	58,528	55,560
Intangible assets	3	6,371	5,654
Equity accounted investments		2,860	2,471
Deferred tax assets		5,296	4,900
Pension assets		1,917	1,717
Derivative financial instruments		712	648
Financial investments		5,933	5,616
Prepayments and financial receivables		1,376	1,379

Total non-current assets		82,994	77,946

Inventories		3,829	4,031
Trade and other receivables		11,567	13,590
Prepayments and financial receivables1) 2)		5,098	6,084
Derivative financial instruments		854	1,024
Financial investments		14,327	15,335
Cash and cash equivalents1)		9,472	5,903

Total current assets		45,149	45,967

Assets classified as held for sale	3	10,949	7,227

Total assets		139,091	131,141

1)Restated for 2024. For more information see note 1 Organisation and basis of preparation.
2)Includes collateral deposits of USD 1.6 billion for 30 June 2025 related to certain requirements set out by exchanges where Equinor is participating. The corresponding figure for 31 December 2024 is USD 2.2 billion.

		At 30 June	At 31 December
(in USD million)	Note	2025 (unaudited)	2024 (audited)

EQUITY AND LIABILITIES
Shareholders' equity		41,921	42,342
Non-controlling interests		51	38

Total equity		41,972	42,380

Finance debt	5	22,356	19,361
Lease liabilities		2,148	2,261
Deferred tax liabilities		14,913	12,726
Pension liabilities		4,257	3,482
Provision and other liabilities	7	14,053	12,927
Derivative financial instruments		1,122	1,958

Total non-current liabilities		58,850	52,715

Trade and other payables		10,418	11,110
Provisions and other liabilities		2,941	2,384
Current tax payable		11,863	10,319
Finance debt	5 , 8	8,644	7,223
Lease liabilities		1,197	1,249
Dividends payable		937	1,906
Derivative financial instruments		821	833

Total current liabilities		36,820	35,023

Liabilities directly associated with the assets classified for sale	3	1,449	1,023

Total liabilities		97,119	88,761

Total equity and liabilities		139,091	131,141
Equinor second quarter 2025

22	Condensed Interim financial statements and notes	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	OCI from equity accounted investments	Shareholders' equity	Non-controlling interests	Total equity

At 1 January 2024	1,101	—	56,521	(9,442)	310	48,490	10	48,500
Net income/(loss)			4,528			4,528	16	4,545
Other comprehensive income/(loss)			456	(937)	5	(476)		(476)
Total comprehensive income/(loss)						4,053	16	4,069
Dividends			(3,983)			(3,983)		(3,983)
Share buy-back	—	—	(4,880)			(4,880)		(4,880)
Other equity transactions		—	(9)			(9)	3	(6)

At 30 June 2024	1,101	—	52,634	(10,379)	315	43,671	29	43,700

At 1 January 2025	1,052	—	52,407	(11,385)	268	42,342	38	42,380
Net income/(loss)			3,939			3,939	8	3,947
Other comprehensive income/(loss)			(228)	2,774	(3)	2,543		2,543
Total comprehensive income/(loss)						6,482	8	6,490
Dividends			(1,937)			(1,937)		(1,937)
Share buy-back1)	—	—	(4,955)			(4,955)		(4,955)
Other equity transactions		—	(11)			(11)	5	(6)

At 30 June 2025	1,052	—	49,216	(8,611)	265	41,921	51	41,972

1)For more information see note 8 Capital distribution
Equinor second quarter 2025

23	Condensed Interim financial statements and notes	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED STATEMENT OF CASH FLOWS

		Quarters			First half
(unaudited, in USD million)	Note	Q2 2025	Q1 2025	Q2 2024	2025	2024

Income/(loss) before tax		5,759	8,893	7,530	14,651	15,527

Depreciation, amortisation and net impairments, including exploration write-offs		3,427	2,310	2,346	5,738	4,772
(Gains)/losses on foreign currency transactions and balances	5	177	24	193	201	(110)
(Gains)/losses on sale of assets and businesses	3	(12)	(499)	(11)	(511)	118
(Increase)/decrease in other items related to operating activities		(537)	(399)	(737)	(936)	(1,619)
(Increase)/decrease in net derivative financial instruments		(157)	(16)	138	(173)	264
Cash collaterals for commodity derivative transactions1)		347	118	200	465	317
Interest received		395	265	555	661	961
Interest paid		(231)	(76)	(266)	(307)	(478)

Cash flow provided by operating activities before taxes paid and working capital items		9,167	10,620	9,948	19,788	19,754

Taxes paid		(7,229)	(3,226)	(7,850)	(10,456)	(11,700)

(Increase)/decrease in working capital		540	1,647	(286)	2,187	2,894

Cash flows provided by operating activities		2,477	9,041	1,811	11,518	10,948

Cash (used)/received in business combinations	3	—	(26)	(467)	(26)	(467)
Capital expenditures and investments	3	(3,401)	(3,027)	(2,950)	(6,428)	(5,433)
(Increase)/decrease in financial investments		3,916	(1,379)	4,185	2,537	4,692
(Increase)/decrease in derivative financial instruments		191	211	99	402	53
(Increase)/decrease in other interest-bearing items		(166)	122	(283)	(45)	(493)
Proceeds from sale of assets and businesses	3	340	83	50	424	110

Cash flows provided by/(used in) investing activities		880	(4,016)	633	(3,136)	(1,538)

		Quarters			First half
(unaudited, in USD million)	Note	Q2 2025	Q1 2025	Q2 2024	2025	2024

New finance debt	5	2,135	1,507	—	3,642	—
Repayment of finance debt		(1,255)	—	—	(1,255)	(1,900)
Repayment of lease liabilities		(379)	(364)	(375)	(743)	(748)
Dividends paid		(1,024)	(1,911)	(2,072)	(2,935)	(4,721)
Share buy-back		(265)	(549)	(398)	(815)	(947)
Net current finance debt and other financing activities		(691)	(2,312)	(471)	(3,003)	(1,626)

Cash flows provided by/(used in) financing activities		(1,480)	(3,629)	(3,315)	(5,109)	(9,942)

Net increase/(decrease) in cash and cash equivalents		1,878	1,396	(871)	3,274	(532)

Effect of exchange rate changes in cash and cash equivalents		191	69	29	261	(152)
Cash and cash equivalents at the beginning of the period1)		7,368	5,903	8,227	5,903	8,070

Cash and cash equivalents at the end of the period1)		9,437	7,368	7,386	9,437	7,386

1) As from the first quarter 2025, cash flows related to collaterals for commodity derivative transactions are presented on a separate line within operating activities, Cash collaterals for commodity derivative transactions. In previous periods, these were included as part of Cash and cash equivalents. Comparative figures have been restated accordingly. See the restatement table in note 1 Organisation and basis of preparation.

Equinor second quarter 2025

24	Condensed Interim financial statements and notes	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS
Note 1. Organisation and basis of preparation
Organisation and principal activities
Equinor Group (Equinor) consists of Equinor ASA and
its subsidiaries. Equinor ASA is incorporated and
domiciled in Norway and listed on the Oslo Børs
(Norway) and the New York Stock Exchange (USA).
The registered office address is Forusbeen 50,
N-4035, Stavanger, Norway.
The objective of Equinor is to develop, produce and
market various forms of energy and derived products
and services, as well as other businesses. The
activities may also be carried out through
participation in or cooperation with other companies.
Equinor Energy AS, a 100% owned operating
subsidiary of Equinor ASA and owner of all of
Equinor's oil and gas activities and net assets on the
Norwegian continental shelf, is a co-obligor or
guarantor of certain debt obligations of Equinor ASA.
Equinor's condensed interim financial statements for
the second quarter of 2025 were authorised for issue
by the board of directors on 22 July 2025.
Basis of preparation
These condensed interim financial statements are
prepared in accordance with IAS 34 Interim Financial
Reporting as issued by the International Accounting
Standards Board (IASB) and as adopted by the
European Union (EU). The condensed interim financial
statements do not include all the information and
disclosures required by IFRS® Accounting Standards
for a complete set of financial statements and should
be read in conjunction with the Consolidated annual
financial statements for 2024. IFRS Accounting
Standards as adopted by the EU differs in certain
respects from IFRS Accounting Standards as issued
by the IASB, however the differences do not impact
Equinor's financial statements for the periods
presented.
Certain amounts in the comparable years have been
reclassified to conform to current year presentation.
As a result of rounding differences, numbers or
percentages may not add up to the total.
The condensed interim financial statements are
unaudited.
Accounting policies
Except as described in section ‘Change in accounting
policy’ below, the accounting policies applied in the
preparation of the condensed interim financial
statements are consistent with those applied in the
preparation of Equinor’s consolidated annual
financial statements as at, and for the year ended,
31 December 2024.
A description of the material accounting policies is
included in Equinor’s consolidated annual financial
statements for 2024. When determining fair value,
there have been no changes to the valuation
techniques or models and Equinor applies the same
sources of input and the same criteria for
categorisation in the fair value hierarchy as disclosed
in the Consolidated annual financial statements for
2024.
For information about IFRS Accounting Standards,
amendments to IFRS Accounting Standards and
IFRIC® Interpretations effective from 1 January 2025,
that could affect the consolidated financial
statements, please refer to note 2 in Equinor’s
consolidated annual financial statements for 2024.
None of the amendments to IFRS Accounting
Standards effective from 1 January 2025 has had a
significant impact on the condensed interim financial
statements. Equinor has not early adopted any IFRS
Accounting Standards, amendments to IFRS
Accounting Standards or IFRIC Interpretations issued
but not yet effective.
Change in accounting policy
With effect from Q1 2025, Equinor has changed the
classification of cash collaterals for commodity
derivative transactions in the Consolidated balance
sheet from Cash and cash equivalents to
Prepayments and financial receivables (current), with
no impact on Total current assets. These collateral
deposits are related to certain requirements set out
by exchanges where Equinor is participating and
have previously been referred to as restricted cash
and cash equivalents. The reclassification is intended
to better reflect the nature and purpose of the
collateral deposits and to provide more relevant
information to stakeholders.
The change also affects the presentation in the
Consolidated statement of cash flows. With effect
from Q1 2025, the cash flows related to these
collateral deposits are included within Cash flows
provided by operating activities on a new line-item
named Cash collaterals for commodity derivative
transactions.
The change has been retrospectively applied to
comparative periods for consistency and
comparability. The comparative numbers are
restated in tables below.
Use of judgements and estimates
The preparation of financial statements in conformity
with IFRS Accounting Standards requires
management to make judgments, estimates and
assumptions that affect the application of accounting
policies and the reported amounts of assets, liabilities,
income and expenses. The estimates and associated
assumptions are reviewed on an on-going basis and
are based on historical experience and various other
factors that are believed to be reasonable under the
circumstances. These estimates and assumptions
form the basis for making the judgments about
carrying values of assets and liabilities that are not
readily apparent from other sources. Actual results
may differ from these estimates. Please refer to
note 2 in Equinor’s consolidated annual financial
statements for 2024 for more information about
accounting judgement and key sources of estimation
uncertainty.
Equinor second quarter 2025

25	Condensed Interim financial statements and notes	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Consolidated balance sheet	At 31 December 2024		At 31 December 2023/ 1 January 2024
(in USD million)	As reported	Restated	As reported	Restated
Cash and cash equivalents	8,120	5,903	9,641	8,070
Prepayments and financial receivables	3,867	6,084	3,729	5,300
Sum	11,987	11,987	13,370	13,370

Consolidated Statement of Cash Flows	Q1 2024		Q2 2024		First six months 2024		Q3 2024		First nine months 2024		Q4 2024		Full year 2024
(in USD million)	As reported	Restated	As reported	Restated	As reported	Restated	As reported	Restated	As reported	Restated	As reported	Restated	As reported	Restated
Cash collaterals for commodity derivative transactions	—	117	—	200	—	317	—	(563)	—	(246)	—	(399)	—	(645)
Cash flow provided by operating activities before taxes paid and working capital items	9,689	9,806	9,748	9,948	19,437	19,754	9,233	8,670	28,670	28,424	9,813	9,414	38,483	37,838
Cash flows provided by operating activities	9,021	9,138	1,611	1,811	10,632	10,948	7,057	6,495	17,689	17,443	2,421	2,022	20,110	19,465
Cash and cash equivalents at the beginning of the period (net of overdraft)	9,641	8,070	9,682	8,227	9,641	8,070	8,641	7,386	9,641	8,070	8,002	6,184	9,641	8,070
Cash and cash equivalents at the end of the period (net of overdraft)	9,682	8,227	8,641	7,386	8,641	7,386	8,002	6,184	8,002	6,184	8,120	5,903	8,120	5,903

Consolidated Statement of Cash Flows	Q1 2023		Q2 2023		First six months 2023		Q3 2023		First nine months 2023		Q4 2023		Full year 2023
(in USD million)	As reported	Restated	As reported	Restated	As reported	Restated	As reported	Restated	As reported	Restated	As reported	Restated	As reported	Restated
Cash collaterals for commodity derivative transactions	—	3,678	—	426	—	4,103	—	(245)	—	3,858	—	698	—	4,556
Cash flow provided by operating activities before taxes paid and working capital items	15,305	18,982	10,485	10,910	25,789	29,893	11,336	11,091	37,126	40,984	10,890	11,588	48,016	52,572
Cash flows provided by operating activities	14,871	18,548	1,857	2,283	16,728	20,831	5,236	4,992	21,965	25,823	2,736	3,434	24,701	29,257
Cash and cash equivalents at the beginning of the period (net of overdraft)	15,579	9,451	17,380	14,930	15,579	9,451	19,650	17,626	15,579	9,451	14,420	12,151	15,579	9,451
Cash and cash equivalents at the end of the period (net of overdraft)	17,380	14,930	19,650	17,626	19,650	17,626	14,420	12,151	14,420	12,151	9,641	8,070	9,641	8,070
Equinor second quarter 2025

26	Condensed Interim financial statements and notes	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Note 2. Segments
Equinor’s operations are managed through operating segments identified on the basis of those components of Equinor that are regularly reviewed by the chief operating decision maker, Equinor's Corporate Executive
Officer (CEO). The reportable segments Exploration & Production Norway
(E&P Norway), Exploration & Production International (E&P International),
Exploration & Production USA (E&P USA), Marketing, Midstream &
Processing (MMP) and Renewables (REN) correspond to the operating segments. The operating segments Projects, Drilling & Procurement (PDP),
Technology, Digital & Innovation (TDI) and Corporate staff and functions are aggregated into the reportable segment Other based on materiality.
The majority of the costs in PDP and TDI is allocated to the three
Exploration & Production segments, MMP and REN.
The accounting policies of the reporting segments equal those applied in these condensed interim financial statements, except for the line-item
Additions to PP&E, intangibles and equity accounted investments in which movements related to changes in asset retirement obligations are excluded as well as provisions for onerous contracts which reflect only obligations towards group external parties. The measurement basis of segment profit is net operating income/(loss). Deferred tax assets, pension assets, non-current financial assets, total current assets and total liabilities are not allocated to the segments. Transactions between the segments, mainly from the sale of crude oil, gas, and related products, are performed at defined internal prices which have been derived from market prices. The transactions are eliminated upon consolidation.
Net impairments
In the second quarter of 2025, Equinor recognised net impairments of USD
955 million in the REN segment related to Equinor’s offshore wind projects on the US North East Coast. Regulatory changes leading to reduced expected synergies from future offshore wind projects and increased exposure to tariffs have impacted the project economics for the combined cash generating unit encompassing Empire Wind 1 (EW1) and South
Brooklyn Marine Terminal (SBMT) negatively, as well as the undeveloped
Empire Wind 2 project. The impairment test employed a value in use methodology with a 3% real post-tax discount rate, and the total carrying amount after impairment is USD 2.3 billion.

Second quarter 2025
(in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total Group
Revenues third party	75	155	61	24,795	22	23	—	25,130
Revenues and other income inter-segment	8,165	1,191	980	25	5	8	(10,374)	—
Net income/(loss) from equity accounted investments	—	—	—	(21)	31	(1)	—	9
Other income	(4)	2	—	—	9	—	—	6
Total revenues and other income	8,236	1,348	1,040	24,798	67	31	(10,374)	25,145
Purchases [net of inventory variation]	1	(67)	—	(23,055)	—	—	10,383	(12,739)
Operating, selling, general and administrative expenses	(1,077)	(504)	(306)	(1,182)	(101)	(33)	121	(3,081)
Depreciation and amortisation	(1,338)	(310)	(536)	(232)	(12)	(38)	—	(2,466)
Net impairment (losses)/reversals	—	—	—	—	(955)	—	—	(955)
Exploration expenses	(115)	(51)	(16)	—	—	—	—	(183)
Total operating expenses	(2,530)	(932)	(858)	(24,469)	(1,069)	(70)	10,504	(19,424)
Net operating income/(loss)	5,706	415	183	329	(1,002)	(40)	130	5,721
Additions to PP&E, intangibles and equity accounted investments	1,674	622	294	254	718	15	—	3,577

Balance sheet information
Equity accounted investments	4	—	—	721	1,958	177	—	2,860
Non-current segment assets	31,985	12,451	12,369	3,530	3,639	924	—	64,899
Non-current assets not allocated to segments								15,234
Total non-current assets (excl. assets classified as held for sale)								82,994
Equinor second quarter 2025

27	Condensed Interim financial statements and notes	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

First quarter 2025
(in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total Group
Revenues third party	58	153	63	29,066	18	25	—	29,384
Revenues and other income inter-segment	9,484	1,364	1,133	13	5	8	(12,007)	—
Net income/(loss) from equity accounted investments	—	—	—	(9)	22	(1)	—	13
Other income	511	54	—	1	(44)	2	—	523
Total revenues and other income	10,052	1,571	1,197	29,072	1	34	(12,007)	29,920
Purchases [net of inventory variation]	(1)	3	—	(27,407)	—	—	11,962	(15,443)
Operating, selling, general and administrative expenses	(891)	(567)	(311)	(1,353)	(107)	(50)	113	(3,166)
Depreciation and amortisation	(1,127)	(396)	(370)	(227)	(8)	(37)	—	(2,165)
Net impairment (losses)/reversals	—	—	—	—	(145)	—	—	(145)
Exploration expenses	(90)	(32)	(5)	—	—	—	—	(127)
Total operating expenses	(2,108)	(992)	(685)	(28,987)	(260)	(88)	12,075	(21,046)
Net operating income/(loss)	7,944	579	511	84	(259)	(54)	68	8,874
Additions to PP&E, intangibles and equity accounted investments	2,409	761	308	207	780	30	—	4,496
Equinor second quarter 2025

28	Condensed Interim financial statements and notes	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Second quarter 2024
(in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total Group
Revenues third party	60	162	72	25,135	6	27	—	25,462
Revenues and other income inter-segment	8,304	1,742	919	86	6	8	(11,065)	—
Net income/(loss) from equity accounted investments	—	5	—	(30)	37	—	—	12
Other income	62	—	9	—	—	(6)	—	65
Total revenues and other income	8,426	1,909	1,001	25,190	49	28	(11,065)	25,538
Purchases [net of inventory variation]	—	(23)	—	(23,206)	—	—	11,084	(12,145)
Operating, selling, general and administrative expenses	(982)	(582)	(291)	(1,279)	(122)	(33)	179	(3,110)
Depreciation and amortisation	(1,206)	(453)	(427)	(242)	(15)	(35)	—	(2,379)
Net impairment (losses)/reversals	—	—	—	33	(3)	—	—	31
Exploration expenses	(109)	(151)	(19)	—	—	—	—	(279)
Total operating expenses	(2,297)	(1,209)	(737)	(24,693)	(140)	(69)	11,263	(17,883)
Net operating income/(loss)	6,129	699	264	497	(90)	(40)	198	7,656
Additions to PP&E, intangibles and equity accounted investments	1,579	779	1,522	189	608	101	—	4,779
Equinor second quarter 2025

29	Condensed Interim financial statements and notes	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

First half 2025
(in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total Group
Revenues third party	133	308	124	53,861	40	48	—	54,514
Revenues and other income inter-segment	17,649	2,555	2,113	38	10	16	(22,381)	—
Net income/(loss) from equity accounted investments	—	—	—	(30)	53	(1)	—	22
Other income	506	56	—	1	(35)	2	—	530
Total revenues and other income	18,288	2,919	2,237	53,870	68	64	(22,381)	55,066
Purchases [net of inventory variation]	—	(65)	—	(50,462)	—	—	22,345	(28,182)
Operating, selling, general and administrative expenses	(1,968)	(1,071)	(617)	(2,535)	(208)	(83)	234	(6,247)
Depreciation and amortisation	(2,465)	(705)	(906)	(460)	(21)	(75)	—	(4,631)
Net impairment (losses)/reversals	—	—	—	—	(1,100)	—	—	(1,100)
Exploration expenses	(206)	(84)	(21)	—	—	—	—	(310)
Total operating expenses	(4,639)	(1,924)	(1,543)	(53,456)	(1,329)	(158)	22,579	(40,471)
Net operating income/(loss)	13,650	995	694	413	(1,260)	(94)	198	14,595
Additions to PP&E, intangibles and equity accounted investments	4,083	1,383	601	461	1,499	45	—	8,073
Equinor second quarter 2025

30	Condensed Interim financial statements and notes	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

First half 2024
(in USD million)	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total Group
Revenues third party	116	345	139	49,868	32	51	—	50,551
Revenues and other income inter-segment	16,156	3,212	1,887	178	9	16	(21,457)	—
Net income/(loss) from equity accounted investments	—	8	—	(31)	68	—	—	44
Other income	33	(1)	30	—	—	16	—	78
Total revenues and other income	16,305	3,563	2,056	50,014	109	84	(21,457)	50,673
Purchases [net of inventory variation]	—	10	—	(45,174)	—	—	21,096	(24,068)
Operating, selling, general and administrative expenses	(1,848)	(977)	(571)	(2,605)	(394)	(79)	392	(6,081)
Depreciation and amortisation	(2,379)	(983)	(791)	(469)	(23)	(71)	—	(4,716)
Net impairment (losses)/reversals	—	—	—	33	(3)	(7)	—	23
Exploration expenses	(193)	(299)	(53)	—	—	—	—	(545)
Total operating expenses	(4,420)	(2,248)	(1,415)	(48,215)	(420)	(157)	21,488	(35,386)
Net operating income/(loss)	11,885	1,316	641	1,799	(311)	(74)	31	15,287
Additions to PP&E, intangibles and equity accounted investments	2,951	1,535	1,881	399	1,232	142	—	8,140
Equinor second quarter 2025

31	Condensed Interim financial statements and notes	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Non-current assets by country
	At 30 June	At 31 December
(in USD million)	2025	2024
Norway1)	35,446	30,017
USA	15,693	15,638
Brazil	9,221	11,487
UK	1,785	1,641
Angola	1,186	1,159
Canada	1,067	1,019
Poland	969	644
Argentina	903	822
Denmark	826	770
Germany	306	287
Other	357	202
Total non-current assets2)	67,759	63,686
1)Increase is mainly due to weakening of USD versus NOK and acquisitions. For more information on acquisitions please see note 3.
2)Excluding deferred tax assets, pension assets and non-current financial assets. Non-current assets are attributed to country of operations.

Note 3. Acquisitions and disposals
Acquisitions and disposals
Swap with Petoro in the Haltenbanken area
On 1 January 2025, Equinor closed a transaction with
Petoro to swap ownership interests in the
Haltenbanken area. Equinor increased its ownership
interests primarily in the Heidrun field (from 13.0% to
34.4%) and reduced its interests primarily in the
Tyrihans field (from 58.8% to 36.3%) and the Johan
Castberg field (from 50.0% to 46.3%). No cash
consideration is involved. The purpose of the
transaction is to align ownership interests in the
licenses to maximise resource utilisation. The assets
acquired and liabilities assumed were recognised in
accordance with the principles in IFRS 3 Business
Combinations within the E&P Norway segment, mainly
as property, plant, and equipment (USD 610 million),
goodwill (USD 476 million) and deferred tax liability
(USD 381 million). The swap resulted in a gain of USD
491 million, reported as Other Income in the
Consolidated statement of income.
Held for sale
Joint venture agreement with Shell in the UK
On 5 December 2024, Equinor and Shell agreed to
merge their UK upstream businesses and establish a
joint venture. The parties will hold a 50% equity
interest each. Selected UK North Sea upstream fields,
associated licenses and infrastructure will be
transferred by both parties to the joint venture,
including Equinor’s interests in Rosebank, Mariner and
Buzzard. The joint venture will be accounted for under
the equity method upon completion of the
transaction. Completion of the transaction is subject
to license partners’ and regulatory approvals and is
expected by the end of 2025. As of 30 June 2025,
assets held for sale amounted to USD 7,871 million
and liabilities directly associated with the assets held
for sale amounted to USD 903 million. Equinor’s UK
upstream business is part of the E&P International
segment.
Agreement to sell all interests in the Peregrino
field in Brazil
On 1 May 2025, Equinor entered into agreements
with Prio Tigris Ltda., a subsidiary of PRIO SA, to sell its
60% operating interest in the Peregrino field in Brazil
as part of the ongoing optimisation of Equinor’s
international upstream portfolio. The agreements,
one for the sale of a 40% interest and transfer of
operatorship of Peregrino, and the second for the
sale of the remaining 20% interest, are subject to
regulatory and legal approvals. Completion of the
transactions is expected within the first half of 2026.
As of 30 June 2025, assets held for sale amounted to
USD 3,078 million, and liabilities directly associated
with the assets held for sale amounted to USD 547
million. The interests are part of the E&P International
segment.
Equinor second quarter 2025

32	Condensed Interim financial statements and notes	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Note 4. Revenues
Revenues from contracts with customers by
geographical areas
When attributing the line item Revenues from
contracts with customers for the second quarter
2025 to the country of the legal entity executing the
sale, Norway and the USA accounted for 75% and
22%, respectively, of such revenues (77% and 20%,
respectively, for the first quarter of 2025 and 80%
and 18%, respectively, for the second quarter of
2024).

Revenues from contracts with customers and other revenues
	Quarters			First half
(in USD million)	Q2 2025	Q1 2025	Q2 2024	2025	2024
Crude oil	13,863	16,082	15,633	29,945	29,899
Natural gas	5,918	7,591	4,888	13,509	9,948
- European gas	4,874	6,366	3,967	11,240	8,143
- North American gas	477	552	199	1,029	504
- Other incl. Liquefied natural gas	568	672	723	1,240	1,301
Refined products	2,374	2,582	2,045	4,956	4,269
Natural gas liquids	1,825	2,024	1,806	3,849	3,903
Power	357	673	405	1,031	968
Transportation	323	302	387	625	756
Other sales	108	105	92	213	176
Revenues from contracts with customers	24,769	29,358	25,255	54,128	49,918
Total other revenues1)	361	26	207	387	632
Revenues	25,130	29,384	25,462	54,514	50,551
1)This item mainly relates to commodity derivatives and change in fair value, less cost to sell, of commodity inventories held for trading purposes.
For the first half of 2025, Norway and the USA
accounted for 76% and 21% of such revenues,
respectively (79% and 18% respectively for the first
half of 2024). Revenues from contracts with
customers are mainly reflecting such revenues from
the reporting segment MMP.
Note 5. Financial items

	Quarters			First half
(in USD million)	Q2 2025	Q1 2025	Q2 2024	2025	2024
Interest income and other financial income	303	336	495	639	1,055
Interest expenses and other financial expenses	(351)	(325)	(394)	(676)	(811)
Net foreign currency exchange gains/(losses)	(177)	(24)	(193)	(201)	110
Gains/(losses) on financial investments	113	(25)	21	87	15
Gains/(losses) other derivative financial instruments	150	58	(54)	208	(128)
Net financial items	37	19	(126)	56	240
In the second quarter of 2025, Equinor ASA issued
bonds with maturities from 3 to 10 years for a total of
USD 1.75 billion. The bonds were issued in USD and
are fully and unconditionally guaranteed by Equinor
Energy AS.
In the first half of 2025, Equinor has drawn on project
financing for a total amount of USD 1.9 billion, of which
USD 0.4 billion was drawn in the second quarter of
2025. The amounts are included in Finance debt.
Equinor has a US Commercial paper programme
available with a limit of USD 5 billion. As of
30 June 2025, USD 0.2 billion were utilised compared
to USD 4.1 billion utilised as of 31 December 2024.
Equinor second quarter 2025

33	Condensed Interim financial statements and notes	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Note 6. Income taxes

	Quarters			First half
(in USD million)	Q2 2025	Q1 2025	Q2 2024	2025	2024
Income/(loss) before tax	5,759	8,893	7,530	14,651	15,527
Income tax	(4,441)	(6,263)	(5,658)	(10,704)	(10,983)
Effective tax rate	77.1%	70.4%	75.1%	73.1%	70.7%
The effective reported tax rate of 73.1% for the first
half of 2025 increased compared to 70.7% in 2024
due to higher share of income from jurisdictions with
high tax rates and the extension of the Energy Profits
Levy in the UK. The increase was partly offset by
currency effects in entities that are taxable in other
currencies than the functional currency and the tax
exempted gain from the Swap with Petoro on the
NCS.
The effective tax rate of 77.1% for the second quarter
of 2025 increased compared to 75.1% in 2024. The
increase was mainly due to higher share of income
from jurisdictions with high tax rates offset by
currency effects in entities that are taxable in other
currencies than the functional currency.
Note 7. Provisions, commitments and
contingent items
Asset retirement obligation
Equinor’s estimated asset retirement obligations
(ARO) have increased by approximately USD 1.4
billion to USD 12.3 billion at 30 June 2025 compared
to year-end 2024, mainly due to currency effects
(USD weakening versus NOK). Changes in ARO are
reflected within Property, plant and equipment and
Provisions and other liabilities in the Consolidated
balance sheet.
Litigation and claims
During the normal course of its business, Equinor is
involved in legal and other proceedings, and several
unresolved claims are currently outstanding. The
ultimate liability or asset in respect of such litigation
and claims cannot be determined at this time. Equinor
has provided in its Condensed interim financial
statements for probable liabilities related to litigation
and claims based on the company’s best judgement.
Equinor does not expect that its financial position,
results of operations or cash flows will be materially
affected by the resolution of these legal proceedings.
Equinor second quarter 2025

34	Condensed Interim financial statements and notes	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Note 8. Capital distribution
Dividend for the second quarter 2025
On 22 July 2025, the board of directors resolved to
declare a cash dividend for the second quarter of
2025 of USD 0.37 per share. The Equinor shares will
trade ex-dividend 13 November 2025 on the Oslo
Børs and 14 November for ADR holders on the New
York Stock Exchange. Record date will be 14
November and payment date will be 26 November
2025.
Share buy-back programme 2025
Based on the authorisation from the annual general
meeting on 14 May 2025, the board of directors will,
on a quarterly basis, decide on share buy-back
tranches. The 2025 programme is up to USD 5 billion,
including shares to be redeemed from the Norwegian
state.
In February 2025, Equinor launched the first tranche
of USD 1.2 billion of which USD 397 million was
acquired in the market in the first quarter. In May
2025, Equinor launched the second tranche of USD
1,265 million including shares to be redeemed from
the Norwegian state, and entered into an irrevocable
agreement with a third party to purchase shares for
USD 418 million in the market. Of this second tranche,
shares for USD 265 million have been purchased in
the market and settled as of 30 June 2025,

	First half
Equity impact of share buy-back programmes (in USD million)	2025	2024
First tranche	397	396
Second tranche	418	528
Norwegian state share1)	4,141	3,956
Total	4,955	4,880
1)Relates to second to fourth tranche of previous year programme and first tranche of current year programme whereas USD 418 million have been recognised as
reduction in equity. The market execution of the
second tranche was completed in July 2025.
On 22 July 2025, the Board of Directors decided to
initiate a third share buy-back tranche of up to
USD 1,265 million for 2025, including shares to be
redeemed from the Norwegian state. The third
tranche will start 24 July 2025 and end no later than
27 October 2025.
In order to maintain the Norwegian state’s ownership
share in Equinor, a proportionate share of the
second, third and fourth tranche of the 2024
programme as well as the first tranche of the 2025
programme was redeemed and cancelled through a
capital reduction by the annual general meeting on 14
May 2025. The liability to the Norwegian state of USD
4,141 million (NOK 42.7 billion) following the capital
reduction has been recognised as reduction in equity
and was settled in July 2025. A proportionate share
of the second and third tranche of the 2025
programme will be redeemed and cancelled at the
annual general meeting in May 2026.
Note 9. Geopolitical and market
uncertainty
Geopolitical and market uncertainty
The geopolitical and macroeconomic uncertainty
relating to announcements and policy updates in the
US regarding international trade continue to prevail
in the second quarter of 2025. As the actual policy
changes, both substance and duration, are still
unknown, so are the implications for economic growth,
demand for energy, supply costs, inflation, interest
rates and foreign exchange rates. The current
situation is unclear and could drive development in
different directions. Equinor is actively assessing the
impact of these uncertainties; however, the resulting
operational and economic effects on the company
cannot fully be determined at this time. In the second
quarter, Equinor recognised net impairments of USD
955 million related to offshore wind projects on the
US North East Coast due to regulatory changes
leading to reduced expected synergies from future
offshore wind projects and increased exposure to
tariffs. We refer to Note 2 Segments for further
information. We further refer to sensitivities disclosed
in Note 14 Impairment to the 2024 annual report
regarding illustrative impairment losses to be
recognised following downward adjustments in
Equinor’s commodity price assumptions or a change
in the discount rate used for impairment testing.
Equinor second quarter 2025

35	Condensed Interim financial statements and notes	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Responsibility statement
Today, the board of directors and the chief executive
officer have reviewed and approved the Equinor ASA
Condensed interim financial statements as of 30 June
2025.
Pursuant to the Norwegian Securities Trading Act
section 5-6 with pertaining regulation we confirm to
the best of our knowledge that:
•the Equinor ASA Condensed interim financial
statements for the first half of 2025 have been
prepared in accordance with IFRSs as adopted by
the European Union (EU), IFRSs as issued by the
International Accounting Standards Board (IASB)
and additional Norwegian disclosure
requirements in the Norwegian Accounting Act,
and that
•the Condensed interim financial statements give a
true and fair view of the assets, liabilities, financial
position and results of the company and the
group taken as a whole, and that
•the Condensed interim financial statements give a
fair view of important events that have occurred
during the first six months of the financial year and
their impact on the Condensed interim financial
statements, major related party transactions and
the principal risks and uncertainties for the
remaining six months of the financial year.
Oslo, 22 July 2025

/s/ JON ERIK REINHARDSEN
CHAIR

/s/ ANNE DRINKWATER	/s/ FERNANDA LOPES LARSEN	/s/ FINN BJØRN RUYTER
DEPUTY CHAIR

/s/ HAAKON BRUUN-HANSSEN	/s/ TONE HEGLAND BACHKE	/s/ MIKAEL KARLSSON

/s/ FRANK INDRELAND GUNDERSEN	/s/ GEIR LEON VADHEIM	/s/ HILDE MØLLERSTAD

/s/ ANDERS OPEDAL
PRESIDENT AND CEO
Equinor second quarter 2025

36	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Supplementary disclosures
Wilko Wind farm, Poland
Equinor second quarter 2025

37	Supplementary disclosures	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Supplementary disclosures
Exchange rates

	Quarters			Change	First half
Exchange rates	Q2 2025	Q1 2025	Q2 2024	Q2 on Q2	2025	2024	Change

USD/NOK average daily exchange rate	10.2974	11.0782	10.7440	(4)%	10.7006	10.6248	1%
USD/NOK period-end exchange rate	10.0977	10.5529	10.6460	(5)%	10.0977	10.6460	(5)%
EUR/USD average daily exchange rate	1.1334	1.0517	1.0764	5%	1.0897	1.0811	1%
EUR/USD period-end exchange rate	1.1720	1.0815	1.0705	9%	1.1720	1.0705	9%
Use and reconciliation of Non-GAAP financial
measures
Non-GAAP financial measures are defined as
numerical measures that either exclude or include
amounts that are not excluded or included in the
comparable measures calculated and presented in
accordance with GAAP (i.e., IFRS Accounting
Standards in the case of Equinor). The following
financial measures included in this report may be
considered non-GAAP financial measures:
Adjusted operating income is based on net
operating income/ (loss) and adjusts for certain items
affecting the income for the period to separate out
effects that management considers may not be well
correlated to Equinor’s underlying operational
performance in the individual reporting period.
Management believes adjusted operating income
provides an indication of Equinor’s underlying
operational performance and facilitates comparison
of operational trends between periods.
Adjusted operating income after tax equals
adjusted operating income less tax on adjusted
operating income. Tax on adjusted operating income
is computed by adjusting the income tax for tax
effects of adjustments made to net operating income.
The tax rate applied is the tax rate applicable to each
adjusting item and tax regime, adjusted for certain
foreign currency effects as well as effects of specific
changes to deferred tax assets. Management
believes adjusted operating income after tax
provides an indication of Equinor’s underlying
operational performance after tax and facilitates
comparisons of operational trends after tax between
periods as it reflects the tax charge associated with
operational performance excluding the impact of
financing. Tax on adjusted operating income should
not be considered indicative of the amount of current
or total tax expense (or taxes payable) for the period.
Adjusted net income is based on net income/(loss)
and provides additional transparency to Equinor’s
underlying financial performance by also including net
financial items and the associated tax effects. This
measure includes adjustments made to arrive at
adjusted operating income after tax, in addition to
specific adjustments related to net financial items and
related tax effects, as well as certain adjustments to
income tax as described below. Management believes
this measure provides an indication of Equinor’s
underlying financial performance including the impact
from financing and facilitates comparison of trends
between periods.
Adjusted Earnings Per Share (Adjusted EPS) is
computed by dividing Adjusted net income by the
weighted average number of shares outstanding
during the period. Earnings per share is a metric that
is frequently used by investors, analysts and other
parties to assess a company's profitability per share.
Management believes this measure provides an
indication of Equinor’s underlying financial
performance including the impact from financing and
facilitates comparison of trends between periods.
The non-GAAP financial measures presented above
are supplementary measures and should not be
viewed in isolation or as substitutes for net operating
income/(loss), net income/(loss) and earnings per
share, which are the most directly comparable IFRS
Accounting Standards measures. The reconciliation
tables later in this report reconcile the above non-
GAAP measures to the most directly comparable
IFRS Accounting Standards measure or measures.
There are material limitations associated with the
above measures compared with the IFRS Accounting
Standards measures, as these non-GAAP measures
do not include all the items of revenues/ gains or
expenses/losses of Equinor that are required to
evaluate its profitability on an overall basis. The non-
GAAP measures are only intended to be indicative of
the underlying developments in trends of our on-
going operations.
Adjusted operating income adjusts for the
following items:
•Changes in fair value of derivatives:
In the ordinary course of business, Equinor enters
into commodity derivative contracts to manage
the price risk exposure relating to future sale and
purchase contracts. These commodity derivatives
are measured at fair value at each reporting
date, with the movements in fair value recognised
in the income statement. By contrast, the related
sale and purchase contracts are not recognised
until the transaction occurs resulting in timing
differences. Therefore, the unrealised movements
in the fair value of these commodity derivative
contracts are excluded from adjusted operating
income and deferred until the time of the physical
delivery to minimise the effect of these timing
differences. Further, embedded derivatives within
certain gas contracts and contingent
consideration related to historical divestments
are carried at fair value. Any accounting impacts
resulting from such changes in fair value are also
excluded from adjusted operating income, as
these fluctuations are not indicative of the
underlying performance of the business.
Equinor second quarter 2025

38	Supplementary disclosures	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
•Periodisation of inventory hedging effect:
Equinor enters into derivative contracts to
manage price risk exposure relating to its
commercial storage. These derivative contracts
are carried at fair value while the inventories are
accounted for at the lower of cost or market
price. An adjustment is made to align the valuation
principles of inventories with related derivative
contracts. The adjusted valuation of inventories is
based on the forward price at the expected
realisation date. This is so that the valuation
principles between commercial storages and
derivative contracts are better aligned.
•The operational storage is not hedged and is not
part of the trading portfolio. Cost of goods sold is
measured based on the FIFO (first-in, first-out)
method, and includes realised gains or losses that
arise due to changes in market prices. These
gains or losses will fluctuate from one period to
another and are not considered part of the
underlying operations for the period.
•Impairment and reversal of impairment are
excluded from adjusted operating income since
they affect the economics of an asset for the
lifetime of that asset, not only the period in which it
is impaired, or the impairment is reversed.
Impairment and reversal of impairment can
impact both the exploration expenses and the
depreciation, amortisation and net impairment
line items.
•Gain or loss from sales of assets is eliminated
from the measure since the gain or loss does not
give an indication of future performance or
periodic performance; such a gain or loss is
related to the cumulative value creation from the
time the asset is acquired until it is sold.
•Eliminations (Internal unrealised profit on
inventories): Volumes derived from equity oil
inventory vary depending on several factors and
inventory strategies, i.e., level of crude oil in
inventory, equity oil used in the refining process
and level of in-transit cargoes. Internal profit
related to volumes sold between entities within the
group, and still in inventory at period end, is
eliminated according to IFRS Accounting
Standards (write down to production cost). The
proportion of realised versus unrealised gain
fluctuates from one period to another due to
inventory strategies and consequently impact net
operating income/ (loss). Write-down to
production cost is not assessed to be a part of the
underlying operational performance, and
elimination of internal profit related to equity
volumes is excluded in adjusted operating income.
•Other items of income and expense are adjusted
when the impacts on income in the period are not
reflective of Equinor’s underlying operational
performance in the reporting period. Such items
may be unusual or infrequent transactions, but
they may also include transactions that are
significant which would not necessarily qualify as
either unusual or infrequent. However, other items
adjusted do not constitute normal, recurring
income and operating expenses for the company.
Other items are carefully assessed and can
include transactions such as provisions related to
reorganisation, early retirement, etc.
•Change in accounting policy is adjusted when
the impacts on income in the period are unusual
or infrequent, and not reflective of Equinor’s
underlying operational performance in the
reporting period.
Adjusted net income incorporates the
adjustments above, as well as the following items
impacting net financial items:
•Changes in fair value of financial derivatives
used to hedge interest bearing instruments.
Equinor enters into financial derivative contracts
to manage interest rate risk on long term interest-
bearing liabilities including bonds and financial
loans. The financial derivative contracts (hedging
instruments) are measured at fair value at each
reporting date, with movements in fair value
recognised in the income statement. The long
term interest-bearing liabilities are measured at
amortised cost and not remeasured at fair value
at each reporting date. This creates
measurement differences and therefore the
movements in the fair value of these financial
derivative contracts and associated tax effects
are excluded from the calculation of adjusted net
income and deferred until the time the underlying
instrument is matured, exercised, or settled.
Management believes that this appropriately
reflects the economic effect of these risk
management activities in each period and
provides an indication of Equinor’s underlying
financial performance.
•Foreign currency gains/losses on positions used
to manage currency risk exposure related to
future payments in NOK and foreign currency
gains/losses on intercompany bank balances.
Foreign currency gains/losses on positions used
to manage currency risk exposure (cash
equivalents/financial investments and related
currency derivatives where applicable), as well as
currency gains/losses on intercompany bank
balances are eliminated from adjusted net
income. The currency effects on intercompany
•bank balances are mainly due to a large part of
Equinor’s operations having a functional currency
different from USD, and these effects are offset
within equity as other comprehensive income
arising on translation from functional currency to
presentation currency USD. These currency
effects increase volatility in financial performance,
which does not reflect Equinor’s underlying
financial performance. Management believes that
these adjustments remove periodic fluctuations in
Equinor’s adjusted net income.
Adjustments made to arrive at adjusted operating
income and adjusted net income listed below are
similarly applied to net income/(loss) from equity
accounted investments when relevant.
Adjustments to income tax and tax rate:
•Derecognition of deferred tax assets or
recognition of previously unrecognised
deferred tax assets. These changes are related
to taxable income in future reporting periods and
are not reflective of performance in the current
reporting period.
•Income tax effects arising only when calculating
income tax in the functional currency USD.
Certain group companies have USD as functional
currency, which is different from the currency in
which the taxable income is measured (tax
currency). Income tax effects arising only when
calculating income tax in the functional currency
USD, that are not part of the tax calculation in the
tax currency, are adjusted for. Management
believes this better aligns the effective tax rate in
functional currency with the statutory tax rate in
the period.
Equinor second quarter 2025

39	Supplementary disclosures	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Net debt to capital employed ratio – In Equinor’s
view, net debt ratios provide a more informative
picture of Equinor’s financial strength than gross
interest-bearing financial debt. Three different net
debt to capital ratios are presented in this report: 1)
net debt to capital employed, 2) net debt to capital
employed adjusted, including lease liabilities, and 3)
net debt to capital employed adjusted. These
calculations are all based on Equinor’s gross interest-
bearing financial liabilities as recorded in the
Consolidated balance sheet and exclude cash, cash
equivalents and current financial investments.
The following adjustments are made in calculating the
net debt to capital employed adjusted, including lease
liabilities ratio and the net debt to capital employed
adjusted ratio: financial investments held in Equinor
Insurance AS (classified as Current financial
investments in the Consolidated balance sheet) are
treated as non-cash and excluded from the
calculation of these non-GAAP measures, as these
investments are not readily available for the group to
meet short term commitments. These adjustments
result in a higher net debt figure and in Equinor’s view
provides a more prudent measure of the net debt to
capital employed ratio than would be the case
without such exclusions. Additionally, lease liabilities
are further excluded in calculating the net debt to
capital employed adjusted ratio. The table
Calculation of capital employed and net debt to
capital employed ratio later in this report details the
calculations for these non-GAAP measures and
reconciles them with the most directly comparable
IFRS Accounting Standards financial measure or
measures.
Organic capital expenditures (organic investments/
capex) – Capital expenditures is defined as Additions
to PP&E, intangibles and equity accounted
investments, which excludes assets held for sale, as
presented in note 2 Segments to the Condensed
interim financial statements. Organic capital
expenditures are capital expenditures excluding
expenditures related to acquisitions, leased assets
and other investments with significantly different cash
flow patterns. Equinor believes this measure gives
stakeholders relevant information to understand the
company’s investments in maintaining and developing
its assets. Forward-looking organic capital
expenditures included in this report are not
reconcilable to its most directly comparable IFRS
Accounting Standards measure without
unreasonable efforts, because the amounts excluded
from such IFRS Accounting Standards measure to
determine organic capital expenditures cannot be
predicted with reasonable certainty.
Cash flows from operations after taxes paid (CFFO
after taxes paid) represents, and is used by
management, to evaluate cash generated from
operating activities after taxes paid, which is available
for investing activities, debt servicing and distribution
to shareholders. Cash flows from operations after
taxes paid is not a measure of our liquidity under IFRS
Accounting Standards and should not be considered
in isolation or as a substitute for an analysis of our
results as reported in this report. Our definition of
Cash flows from operations after taxes paid is limited
and does not represent residual cash flows available
for discretionary expenditures. The table Calculation
of CFFO after taxes paid and net cash flow later in
this report provides a reconciliation of Cash flows
from operations after taxes paid to its most directly
comparable IFRS Accounting Standards measure,
Cash flows provided by operating activities before
taxes paid and working capital items, as of the
specified dates.
Net cash flow before capital distribution - Net cash
flow before capital distribution represents, and is
used by management to evaluate, cash generated
from operational and investing activities available for
debt servicing and distribution to shareholders. Net
cash flow before capital distribution is not a measure
of our liquidity under IFRS Accounting Standards and
should not be considered in isolation or as a
substitute for an analysis of our results as reported in
this report. Our definition of Net cash flow before
capital distribution is limited and does not represent
residual cash flows available for discretionary
expenditures. The table Calculation of CFFO after
taxes paid and net cash flow later in this report
provides a reconciliation of Net cash flow before
capital distribution to its most directly comparable
IFRS Accounting Standards measure, Cash flows
provided by operating activities before taxes paid
and working capital items, as of the specified dates.
Net cash flow - Net cash flow represents, and is used
by management to evaluate, cash generated from
operational and investing activities available for debt
servicing. Net cash flow is not a measure of our
liquidity under IFRS Accounting Standards and should
not be considered in isolation or as a substitute for an
analysis of our results as reported in this report. Our
definition of Net cash flow is limited and does not
represent residual cash flows available for
discretionary expenditures. The table Calculation of
CFFO after taxes paid and net cash flow later in this
report provides a reconciliation of Net cash flow to its
most directly comparable IFRS Accounting Standards
measure, Cash flows provided by operating activities
before taxes paid and working capital items, as of the
specified dates.
For more information on our definitions and use of
non-GAAP financial measures, see section 5.5 Use
and reconciliation of non-GAAP financial measures in
Equinor's 2024 Annual Report.
Equinor second quarter 2025

40	Supplementary disclosures	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Reconciliation of adjusted operating income
The table specifies the adjustments made to each of the profit and loss line item included in the net operating income/(loss) subtotal.

Items impacting net operating income/(loss) in the second quarter of 2025 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP	REN	Other

Net operating income/(loss)	5,721	5,706	415	183	329	(1,002)	90

Total revenues and other income	25,145	8,236	1,348	1,040	24,798	67	(10,343)
Adjusting items	(30)	—	—	—	(11)	(19)	—
Changes in fair value of derivatives	(4)	—	—	—	(4)	—	—
Gain/loss on sale of assets	(19)	—	—	—	—	(19)	—
Other adjustments	6	—	—	—	6	—	—
Periodisation of inventory hedging effect	(12)	—	—	—	(12)	—	—
Adjusted total revenues and other income	25,115	8,236	1,348	1,040	24,787	48	(10,343)

Purchases [net of inventory variation]	(12,739)	1	(67)	—	(23,055)	—	10,382
Adjusting items	(99)	—	—	—	31	—	(130)
Eliminations	(130)	—	—	—	—	—	(130)
Operational storage effects	31	—	—	—	31	—	—
Adjusted purchases [net of inventory variation]	(12,838)	1	(67)	—	(23,023)	—	10,252

Operating and administrative expenses	(3,081)	(1,077)	(504)	(306)	(1,182)	(101)	89
Adjusting items	(13)	—	14	—	(17)	(10)	—
Gain/loss on sale of assets	15	—	14	—	—	1	—
Provisions	(28)	—	—	—	(17)	(12)	—
Adjusted operating and administrative expenses	(3,094)	(1,077)	(490)	(306)	(1,198)	(111)	89

Items impacting net operating income/(loss) in the second quarter of 2025 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP	REN	Other

Depreciation, amortisation and net impairments	(3,422)	(1,338)	(310)	(536)	(232)	(968)	(38)
Adjusting items	955	—	—	—	—	955	—
Impairment	955	—	—	—	—	955	—
Adjusted depreciation, amortisation and net impairments	(2,466)	(1,338)	(310)	(536)	(232)	(12)	(38)

Exploration expenses	(183)	(115)	(51)	(16)	—	—	—
Adjusting items	—	—	—	—	—	—	—
Adjusted exploration expenses	(183)	(115)	(51)	(16)	—	—	—

Sum of adjusting items	813	—	14	—	4	926	(130)
Adjusted operating income/(loss)	6,535	5,706	429	183	333	(75)	(40)
Tax on adjusted operating income	(4,793)	(4,461)	(138)	(41)	(189)	3	33
Adjusted operating income/(loss) after tax	1,741	1,244	291	141	144	(72)	(7)
Equinor second quarter 2025

41	Supplementary disclosures	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Items impacting net operating income/(loss) in the second quarter 2024 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP	REN	Other

Net operating income/(loss)	7,656	6,129	699	264	497	(90)	158

Total revenues and other income	25,538	8,426	1,909	1,001	25,190	49	(11,036)
Adjusting items	(1)	—	—	—	(1)	—	0
Changes in fair value of derivatives	(10)	—	—	—	(10)	—	—
Periodisation of inventory hedging effect	9	—	—	—	9	—	—
Adjusted total revenues and other income	25,538	8,426	1,909	1,001	25,189	49	(11,036)

Purchases [net of inventory variation]	(12,145)	0	(23)	—	(23,206)	0	11,084
Adjusting items	(179)	—	—	—	19	—	(198)
Eliminations	(198)	—	—	—	—	—	(198)
Operational storage effects	19	—	—	—	19	—	—
Adjusted purchases [net of inventory variation]	(12,325)	0	(23)	—	(23,187)	0	10,886

Operating and administrative expenses	(3,110)	(982)	(582)	(291)	(1,279)	(122)	145
Adjusting items	40	—	0	(0)	40	—	—
Provisions	40	—	—	—	40	—	—
Adjusted operating and administrative expenses	(3,070)	(982)	(582)	(291)	(1,238)	(122)	145

Items impacting net operating income/(loss) in the second quarter 2024 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP	REN	Other

Depreciation, amortisation and net impairments	(2,348)	(1,206)	(453)	(427)	(209)	(18)	(35)
Adjusting items	(33)	—	—	—	(33)	—	—
Reversal of impairment	(33)	—	—	—	(33)	—	—
Adjusted depreciation, amortisation and net impairments	(2,382)	(1,206)	(453)	(427)	(242)	(18)	(35)

Exploration expenses	(279)	(109)	(151)	(19)	—	—	—
Adjusting items	—	—	—	—	—	—	—
Adjusted exploration expenses	(279)	(109)	(151)	(19)	—	—	—

Sum of adjusting items	(173)	—	—	—	25	—	(198)
Adjusted operating income/(loss)	7,482	6,129	699	264	521	(90)	(40)
Tax on adjusted operating income	(5,329)	(4,764)	(225)	(72)	(285)	6	11
Adjusted operating income/(loss) after tax	2,153	1,364	474	192	237	(85)	(29)
Equinor second quarter 2025

42	Supplementary disclosures	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Items impacting net operating income/(loss) in the first quarter of 2025 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP	REN	Other

Net operating income/(loss)	8,874	7,944	579	511	84	(259)	14

Total revenues and other income	29,920	10,052	1,571	1,197	29,072	1	(11,973)
Adjusting items	(323)	(491)	(49)	—	170	47	—
Changes in fair value of derivatives	113	—	—	—	113	—	—
Gain/loss on sale of assets	(450)	(491)	—	—	(1)	43	—
Other adjustments	(45)	—	(49)	—	—	4	—
Periodisation of inventory hedging effect	58	—	—	—	58	—	—
Adjusted total revenues and other income	29,597	9,561	1,523	1,197	29,241	48	(11,973)

Purchases [net of inventory variation]	(15,443)	(1)	3	—	(27,407)	—	11,962
Adjusting items	(74)	—	—	—	(6)	—	(68)
Eliminations	(68)	—	—	—	—	—	(68)
Operational storage effects	(6)	—	—	—	(6)	—	—
Adjusted purchases [net of inventory variation]	(15,517)	(1)	3	—	(27,413)	—	11,894

Operating and administrative expenses	(3,166)	(891)	(567)	(311)	(1,353)	(107)	62
Adjusting items	23	—	—	—	5	18	—
Other adjustments	6	—	—	—	—	6	—
Provisions	17	—	—	—	5	12	—
Adjusted operating and administrative expenses	(3,143)	(891)	(567)	(311)	(1,348)	(89)	62

Items impacting net operating income/(loss) in the first quarter of 2025 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP	REN	Other

Depreciation, amortisation and net impairments	(2,310)	(1,127)	(396)	(370)	(227)	(153)	(37)
Adjusting items	146	—	—	—	—	146	—
Impairment	146	—	—	—	—	146	—
Adjusted depreciation, amortisation and net impairments	(2,164)	(1,127)	(396)	(370)	(227)	(7)	(37)

Exploration expenses	(127)	(90)	(32)	(5)	—	—	—
Adjusting items	—	—	—	—	—	—	—
Adjusted exploration expenses	(127)	(90)	(32)	(5)	—	—	—

Sum of adjusting items	(228)	(491)	(49)	—	169	210	(68)
Adjusted operating income/(loss)	8,646	7,453	531	511	253	(48)	(54)
Tax on adjusted operating income	(6,401)	(5,789)	(417)	(118)	(153)	63	13
Adjusted operating income/(loss) after tax	2,245	1,664	114	394	101	15	(41)
Equinor second quarter 2025

43	Supplementary disclosures	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Items impacting net operating income/(loss) in the first half of 2025 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP	REN	Other

Net operating income/(loss)	14,595	13,650	995	694	413	(1,260)	104

Total revenues and other income	55,066	18,288	2,919	2,237	53,870	68	(22,316)
Adjusting items	(353)	(491)	(49)	—	159	27	—
Changes in fair value of derivatives	109	—	—	—	109	—	—
Gain/loss on sale of assets	(469)	(491)	—	—	(1)	23	—
Other adjustments	(39)	—	(49)	—	6	4	—
Periodisation of inventory hedging effect	46	—	—	—	46	—	—
Adjusted total revenues and other income	54,713	17,797	2,870	2,237	54,029	96	(22,316)

Purchases [net of inventory variation]	(28,182)	—	(65)	—	(50,462)	—	22,344
Adjusting items	(173)	—	—	—	25	—	(198)
Eliminations	(198)	—	—	—	—	—	(198)
Operational storage effects	25	—	—	—	25	—	—
Adjusted purchases [net of inventory variation]	(28,355)	—	(65)	—	(50,437)	—	22,146

Operating and administrative expenses	(6,247)	(1,968)	(1,071)	(617)	(2,535)	(208)	151
Adjusting items	10	—	14	—	(12)	8	—
Gain/loss on sale of assets	15	—	14	—	—	1	—
Other adjustments	7	—	—	—	—	7	—
Provisions	(12)	—	—	—	(12)	—	—
Adjusted operating and administrative expenses	(6,237)	(1,968)	(1,057)	(617)	(2,547)	(199)	151

Items impacting net operating income/(loss) in the first half of 2025 (in USD million)	Equinor Group	E&P Norway	E&P International	E&P USA	MMP	REN	Other

Depreciation, amortisation and net impairments	(5,731)	(2,465)	(705)	(906)	(460)	(1,121)	(75)
Adjusting items	1,101	—	—	—	—	1,101	—
Impairment	1,101	—	—	—	—	1,101	—
Adjusted depreciation, amortisation and net impairments	(4,630)	(2,465)	(705)	(906)	(460)	(20)	(75)

Exploration expenses	(310)	(206)	(84)	(21)	—	—	—
Adjusting items	—	—	—	—	—	—	—
Adjusted exploration expenses	(310)	(206)	(84)	(21)	—	—	—

Sum of adjusting items	585	(491)	(35)	—	173	1,137	(198)
Adjusted operating income/(loss)	15,181	13,158	960	694	586	(124)	(94)
Tax on adjusted operating income	(11,194)	(10,250)	(555)	(159)	(341)	66	46
Adjusted operating income/(loss) after tax	3,986	2,908	404	535	245	(58)	(48)
Equinor second quarter 2025

44	Supplementary disclosures	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

Items impacting net operating income/(loss) in the first half of 2024 (in USD million)	Equinor group	E&P Norway	E&P International	E&P USA	MMP	REN	Other

Net operating income/(loss)	15,287	11,885	1,316	641	1,799	(311)	(43)

Total revenues and other income	50,673	16,305	3,563	2,056	50,014	109	(21,374)
Adjusting items	(347)	—	—	—	(347)	—	—
Changes in fair value of derivatives	(454)	—	—	—	(454)	—	—
Periodisation of inventory hedging effect	107	—	—	—	107	—	—
Adjusted total revenues and other income	50,326	16,305	3,563	2,056	49,667	109	(21,374)

Purchases [net of inventory variation]	(24,068)	0	10	—	(45,174)	0	21,096
Adjusting items	(71)	—	—	—	(40)	—	(31)
Eliminations	(31)	—	—	—	—	—	(31)
Operational storage effects	(40)	—	—	—	(40)	—	—
Adjusted purchases [net of inventory variation]	(24,138)	0	10	—	(45,214)	0	21,065

Operating and administrative expenses	(6,081)	(1,848)	(977)	(571)	(2,605)	(394)	313
Adjusting items	179	—	—	—	29	151	—
Gain/loss on sale of assets	147	—	—	—	—	147	—
Other adjustments	3	—	—	—	—	3	—
Provisions	29	—	—	—	29	—	—
Adjusted operating and administrative expenses	(5,901)	(1,848)	(977)	(571)	(2,576)	(243)	313

Items impacting net operating income/(loss) in the first half of 2024 (in USD million)	Equinor group	E&P Norway	E&P International	E&P USA	MMP	REN	Other

Depreciation, amortisation and net impairments	(4,693)	(2,379)	(983)	(791)	(436)	(26)	(78)
Adjusting items	(33)	—	—	—	(33)	—	—
Reversal of impairment	(33)	—	—	—	(33)	—	—
Adjusted depreciation, amortisation and net impairments	(4,726)	(2,379)	(983)	(791)	(469)	(26)	(78)

Exploration expenses	(545)	(193)	(299)	(53)	—	—	—
Adjusting items	—	—	—	—	—	—	—
Adjusted exploration expenses	(545)	(193)	(299)	(53)	—	—	—

Sum of adjusting items	(272)	—	—	—	(391)	151	(31)
Adjusted operating income/(loss)	15,015	11,885	1,316	641	1,408	(160)	(74)
Tax on adjusted operating income	(10,288)	(9,199)	(317)	(166)	(672)	20	46
Adjusted operating income/(loss) after tax	4,727	2,686	998	475	736	(140)	(28)
Equinor second quarter 2025

45	Supplementary disclosures	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Adjusted operating income after tax by reporting segment

					Quarters
		Q2 2025			Q1 2025			Q2 2024
(in USD million)	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax
E&P Norway	5,706	(4,461)	1,244	7,453	(5,789)	1,664	6,129	(4,764)	1,364
E&P International	429	(138)	291	531	(417)	114	699	(225)	474
E&P USA	183	(41)	141	511	(118)	394	264	(72)	192
MMP	333	(189)	144	253	(153)	101	521	(285)	237
REN	(75)	3	(72)	(48)	63	15	(90)	6	(85)
Other	(40)	33	(7)	(54)	13	(41)	(40)	11	(29)
Equinor group	6,535	(4,793)	1,741	8,646	(6,401)	2,245	7,482	(5,329)	2,153
Effective tax rates on adjusted operating income			73.4%			74.0%			71.2%

				First half 2025			First half 2024
(in USD million)				Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax
E&P Norway				13,158	(10,250)	2,908	11,885	(9,199)	2,686
E&P International				960	(555)	404	1,316	(317)	998
E&P USA				694	(159)	535	641	(166)	475
MMP				586	(341)	245	1,408	(672)	736
REN				(124)	66	(58)	(160)	20	(140)
Other				(94)	46	(48)	(74)	46	(28)
Equinor group				15,181	(11,194)	3,986	15,015	(10,288)	4,727
Effective tax rates on adjusted operating income						73.7%			68.5%
Equinor second quarter 2025

46	Supplementary disclosures	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Reconciliation of adjusted operating income after tax to net income

		Quarters			First half
(in USD million)		Q2 2025	Q1 2025	Q2 2024	2025	2024
Net operating income/(loss)	A	5,721	8,874	7,656	14,595	15,287
Income tax	B1	4,441	6,263	5,658	10,704	10,983
Tax on net financial items	B2	(2)	238	(178)	236	(82)
Income tax less tax on net financial items	B = B1 - B2	4,443	6,024	5,835	10,468	11,065
Net operating income after tax	C = A - B	1,278	2,849	1,821	4,127	4,222
Items impacting net operating income/(loss)1)	D	813	(228)	(173)	585	(272)
Tax on items impacting net operating income/(loss)	E	(350)	(376)	506	(726)	777
Adjusted operating income after tax	F = C+D+E	1,741	2,245	2,153	3,986	4,727
Net financial items	G	37	19	(126)	56	240
Tax on net financial items	H	2	(238)	178	(236)	82
Net income/(loss)	I = C+G+H	1,317	2,630	1,872	3,947	4,545
1)For items impacting net operating income/(loss), see Reconciliation of adjusted operating income in the
Supplementary disclosures.
Reconciliation of adjusted net income to net income

		Quarters			First half
(in USD million)		Q2 2025	Q1 2025	Q2 2024	2025	2024
Net operating income/(loss)		5,721	8,874	7,656	14,595	15,287
Items impacting net operating income/(loss)1)	A	813	(228)	(173)	585	(272)
Adjusted operating income1)	B	6,535	8,646	7,482	15,181	15,015
Net financial items		37	19	(126)	56	240
Adjusting items	C	(144)	(249)	224	(392)	231
Changes in fair value of financial derivatives used to hedge interest bearing instruments		(150)	(58)	54	(208)	128
Foreign currency (gains)/losses on certain intercompany bank and cash balances		7	(191)	170	(185)	103
Adjusted net financial items	D	(106)	(230)	98	(336)	472
Income tax	E	(4,441)	(6,263)	(5,658)	(10,704)	(10,983)
Tax effect on adjusting items	F	(317)	(363)	494	(680)	749
Adjusted net income	G = B + D + E + F	1,670	1,789	2,417	3,460	5,253
Less:
Adjusting items	H = A + C	670	(477)	51	193	(40)
Tax effect on adjusting items		(317)	(363)	494	(680)	749
Net income/(loss)		1,317	2,630	1,872	3,947	4,545
Attributable to shareholders of the company	I	1,313	2,627	1,861	3,939	4,528
Attributable to non-controlling interests		5	3	12	8	16
Attributable to shareholders in %	J	99.7%	99.9%	99.4%	99.8%	99.6%
Adjusted net income attributable to shareholders	K = G x J	1,666	1,786	2,405	3,452	5,237
Weighted average number of ordinary shares outstanding (in millions)	L	2,622	2,719	2,850	2,670	2,894
Basic earnings per share (in USD)	M = I/L	0.50	0.97	0.65	1.48	1.56
Adjusted earnings per share (in USD)	N = K/L	0.64	0.66	0.84	1.29	1.81
1) For items impacting net operating income/(loss), see Reconciliation of adjusted operating income in the Supplementary disclosures.

Equinor second quarter 2025

47	Supplementary disclosures	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES

	Quarters			Change	First half
(in USD million)	Q2 2025	Q1 2025	Q2 2024	Q2 on Q2	2025	2024	Change
E&P Norway exploration expenditures	184	167	184	—%	351	276	27%
E&P International exploration expenditures	74	32	170	(56)%	106	270	(61)%
E&P USA exploration expenditures	13	5	17	(25)%	18	61	(71)%
Group exploration expenditures	272	204	372	(27)%	476	607	(22)%
Expensed, previously capitalised exploration expenditures	5	1	(4)	N/A	6	77	(92)%
Capitalised share of current period's exploration activity	(95)	(77)	(90)	5%	(172)	(142)	22%
Impairment (reversal of impairment)	—	—	2	(100)%	—	2	(100)%
Exploration expenses according to IFRS	183	127	279	(35)%	310	545	(43)%
Items impacting net operating income/(loss)1)	—	—	—	N/A	—	—	N/A
Adjusted exploration expenses	183	127	279	(35)%	310	545	(43)%
Adjusted exploration expenses
1)For items impacting net operating income/(loss), see Reconciliation of adjusted operating income in the Supplementary disclosures.
Equinor second quarter 2025

48	Supplementary disclosures	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Calculation of CFFO after taxes paid, net cash flow before capital distribution and net cash flow

CFFO information	Quarters			Change	First half
(in USD million)	Q2 2025	Q1 2025	Q2 2024	Q2 on Q2	2025	2024	Change
Cash flows provided by operating activities before taxes paid and working capital items1)	9,167	10,620	9,948	(8)%	19,788	19,754	—%
Taxes Paid	(7,229)	(3,226)	(7,850)	(8)%	(10,456)	(11,700)	(11)%
Cash flow from operations after taxes paid (CFFO after taxes paid)1)	1,938	7,394	2,097	(8)%	9,332	8,054	16%

Net cash flow information	Quarters			Change	First half
(in USD million)	Q2 2025	Q1 2025	Q2 2024	Q2 on Q2	2025	2024	Change
Cash flow from operations after taxes paid (CFFO after taxes paid)1)	1,938	7,394	2,097	(8)%	9,332	8,054	16%
(Cash used)/received in business combinations	—	(26)	(467)	(100)%	(26)	(467)	(94)%
Capital expenditures and investments	(3,401)	(3,027)	(2,950)	15%	(6,428)	(5,433)	18%
(Increase)/decrease in other interest-bearing items	(166)	122	(283)	>(100%)	(45)	(493)	(91)%
Proceeds from sale of assets and businesses	340	83	50	>100%	424	110	>100%
Net cash flow before capital distribution1)	(1,289)	4,546	(1,553)	17%	3,257	1,770	84%
Dividend paid	(1,024)	(1,911)	(2,072)	(51)%	(2,935)	(4,721)	(38)%
Share buy-back	(265)	(549)	(398)	(33)%	(815)	(947)	(14)%
Net cash flow1)	(2,579)	2,086	(4,022)	36%	(493)	(3,897)	87%
1)Previously reported numbers for 2024 have been restated due to a change in accounting policy. The impact of the restatement  on relevant line items affected are shown below. For more information see note 1
Organisation and basis of preparation.

Line items impacted by change in accounting policy	Q2 2024			First half 2024
(in USD million)	As reported	Restated	Impact	As reported	Restated	Impact
Cash flows provided by operating activities before taxes paid and working capital items	9,748	9,948	(200)	19,437	19,754	(317)
Cash flow from operations after taxes paid (CFFO after taxes paid)	1,898	2,097	(200)	7,737	8,054	(317)
Net cash flow before capital distribution	(1,752)	(1,553)	(199)	1,454	1,770	(317)
Net cash flow	(4,222)	(4,022)	(199)	(4,214)	(3,897)	(317)
Equinor second quarter 2025

49	Supplementary disclosures	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Organic capital expenditures

Organic capital expenditures	Quarters			First half
(in USD billion)	Q2 2025	Q1 2025	Q2 2024	2025	2024
Additions to PP&E, intangibles and equity accounted investments	3.6	4.5	4.8	8.1	8.1
Less:
Acquisition-related additions	0.0	1.3	1.5	1.3	1.8
Right of use asset additions	0.2	0.2	0.4	0.4	0.7
Organic capital expenditures	3.4	3.0	2.9	6.4	5.7
Equinor second quarter 2025

50	Supplementary disclosures	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Calculation of capital employed and net debt to capital employed ratio

Calculation of capital employed and net debt to capital employed ratio		At 30 June	At 31 December
(in USD million)		2025	2024
Shareholders' equity		41,921	42,342
Non-controlling interests		51	38
Total equity	A	41,972	42,380
Current finance debt and lease liabilities		9,840	8,472
Non-current finance debt and lease liabilities		24,505	21,622
Gross interest-bearing debt	B	34,345	30,094
Cash and cash equivalents1)		9,472	5,903
Current financial investments		14,327	15,335
Cash and cash equivalents and financial investment1)	C	23,800	21,238
Net interest-bearing debt [8]1)	B1 = B - C	10,546	8,856
Other interest-bearing elements1)2)		306	366
Net interest-bearing debt adjusted including lease liabilities*	B2	10,852	9,221
Lease liabilities		3,345	3,510
Net interest-bearing debt adjusted*	B3	7,507	5,711

Calculation of capital employed and net debt to capital employed ratio		At 30 June	At 31 December
(in USD million)		2025	2024
Calculation of capital employed*
Capital employed1)	A + B1	52,517	51,235
Capital employed adjusted, including lease liabilities	A + B2	52,824	51,601
Capital employed adjusted	A + B3	49,479	48,091
Calculated net debt to capital employed*
Net debt to capital employed1)	(B1) / (A+B1)	20.1%	17.3%
Net debt to capital employed adjusted, including lease liabilities	(B2) / (A+B2)	20.5%	17.9%
Net debt to capital employed adjusted	(B3) / (A+B3)	15.2%	11.9%
1)Previously reported numbers for 2024 have been restated due to a change in accounting policy. The impact of the restatement on relevant line items affected are shown below. For more information see note 1 Organisation and basis of preparation.
2)Other interest-bearing elements are financial investments in Equinor Insurance AS classified as current financial investments.

Line items impacted by change in accounting policy		At 31 December 2024
(in USD million)		As reported	Restated	Impact
Cash and cash equivalents		8,120	5,903	(2,217)
Cash and cash equivalents and financial investment	C	23,455	21,238	(2,217)
Net interest-bearing debt [8]	B1 = B - C	6,638	8,856	2,217
Other interest-bearing elements		2,583	366	(2,217)
Capital employed	A + B1	49,018	51,235	2,217
Net debt to capital employed	(B1) / (A+B1)	13.5%	17.3%	3.7%
Equinor second quarter 2025

51	Forward-looking statements	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
Forward-looking statements
This report contains certain forward-looking
statements that involve risks and uncertainties. In
some cases, we use words such as "ambition",
"continue", "could", "estimate", "intend", "expect",
"believe", "likely", "may", "outlook", "plan", "strategy", "will",
"guidance", "targets", and similar expressions to
identify forward- looking statements. Forward-
looking statements include all statements other than
statements of historical fact, including, among others,
statements regarding Equinor's plans, intentions, aims,
ambitions and expectations; the commitment to
develop as a broad energy company and diversify its
energy mix; the ambition to be a leading company in
the energy transition and reduce net group-wide
greenhouse gas emissions; our ambitions and
expectations regarding decarbonisation; future
financial performance, including earnings, cash flow
and liquidity; expectations and ambitions regarding
value creation; expectations and ambitions regarding
progress on the energy transition plan; expectations
regarding cash flow and returns from Equinor’s oil
and gas portfolio, CCS projects and renewables and
low carbon solutions portfolio; our expectations and
ambitions regarding operated emissions, annual CO₂
storage and carbon intensity; plans to develop fields;
'expectations and ambitions regarding exploration
activities; plans and ambitions for renewables
production capacity and CO₂ transport and storage
and investments in renewables and low carbon
solutions; expectations and plans regarding
development of renewables projects, CCUS and
hydrogen businesses and production of low carbon
energy and CCS; our intention to optimise our
portfolio; robustness of our portfolio; contributions to
energy security; break-even considerations, targets
and other metrics for investment decisions; future
worldwide economic trends, market outlook and
future economic projections and assumptions,
including commodity price, currency and refinery
assumptions; estimates of reserves and expectations
regarding discoveries; organic capital expenditures
for 2025; expectations regarding investments and
capex and estimates regarding capacity, production,
development and execution of projects; expectations
and estimates regarding future operational
performance, including oil and gas and renewable
power production; estimates regarding tax payments;
expectations and ambitions regarding costs, including
the ambition to keep unit of production cost in the top
quartile of our peer group; scheduled maintenance
activity and the effects thereof on equity production;
regarding completion and results of acquisitions,
disposals, joint ventures and other contractual
arrangements; ambitions regarding capital
distributions and expected amount and timing of
dividend payments and the implementation of our
share buy-back programme; projected impact of
legal claims against us; and provisions and contingent
liabilities. You should not place undue reliance on
these forward-looking statements. Our actual results
could differ materially from those anticipated in the
forward-looking statements for many reasons.
These forward-looking statements reflect current
views about future events, are based on
management’s current expectations and assumptions
and are, by their nature, subject to significant risks
and uncertainties because they relate to events and
depend on circumstances that will occur in the future.
There are a number of factors that could cause
actual results and developments to differ materially
from those expressed or implied by these forward-
looking statements, including levels of industry
product supply, demand and pricing, in particular in
light of significant oil price volatility; unfavourable
macroeconomic conditions and inflationary
pressures; exchange rate and interest rate
fluctuations; levels and calculations of reserves and
material differences from reserves estimates;
regulatory stability and access to resources, including
attractive low carbon opportunities; the effects of
climate change and changes in stakeholder sentiment
and regulatory requirements regarding climate
change; changes in market demand and supply and
policy support from governments for renewables;
inability to meet strategic objectives; the development
and use of new technology; social and/or political
instability, including worsening trade relations; failure
to prevent or manage digital and cyber disruptions to
our information and operational technology systems
and those of third parties on which we rely;
operational problems, including cost inflation in
capital and operational expenditures; unsuccessful
drilling; availability of adequate infrastructure at
commercially viable prices; the actions of field
partners and other third-parties; reputational
damage; the actions of competitors; the actions of the
Norwegian state as majority shareholder and
exercise of ownership by the Norwegian state;
changes or uncertainty in or non- compliance with
laws and governmental regulations; adverse changes
in tax regimes; the political and economic policies of
Norway and other oil-producing countries;
regulations on hydraulic fracturing and low-carbon
value chains; liquidity, interest rate, equity and credit
risks; risk of losses relating to trading and commercial
supply activities; an inability to attract and retain
personnel; ineffectiveness of crisis management
systems; inadequate insurance coverage; health,
safety and environmental risks; physical security risks
to personnel, assets, infrastructure and operations
from hostile or malicious acts; failure to meet our
ethical and social standards; actual or perceived
non-compliance with legal or regulatory
requirements; and other factors discussed elsewhere
in this report and in Equinor's Integrated Annual
Report for the year ended December 31, 2024
(including section 5.2 - Risk factors thereof). Equinor's
2024 Integrated Annual Report is available at
Equinor's website www.equinor.com.
Although we believe that the expectations reflected in
the forward-looking statements are reasonable, we
cannot assure you that our future results, level of
activity, performance or achievements will meet these
expectations. Moreover, neither we nor any other
person assumes responsibility for the accuracy and
completeness of the forward-looking statements. Any
forward-looking statement speaks only as of the date
on which such statement is made, and, except as
required by applicable law, we undertake no
obligation to update any of these statements after
the date of this report, either to make them conform
to actual results or changes in our expectations.
We use certain terms in this document, such as
"resource" and "resources", that the SEC's rules
prohibit us from including in our filings with the SEC.
U.S. investors are urged to closely consider the
disclosures in our Annual Report on Form 20-F for the
year ended December 31, 2024, SEC File No.
1-15200. This form is available on our website or by
calling 1-800-SEC-0330 or logging on to
www.sec.gov
Equinor second quarter 2025

52	End notes	PRESS RELEASE	SECOND QUARTER 2025 REVIEW	CONDENSED INTERIM FINANCIAL STATEMENTS AND NOTES	SUPPLEMENTARY DISCLOSURES
End notes
1.The group's average liquids price is a volume
weighted average of the segment prices of crude
oil, condensate and natural gas liquids (NGL).
2.Liquids volumes include oil, condensate and NGL,
exclusive of royalty oil.
3.Equity volumes represent produced volumes
under a production sharing agreement (PSA)
that correspond to Equinor’s ownership share in a
field. Entitlement volumes, on the other hand,
represent Equinor’s share of the volumes
distributed to the partners in the field, which are
subject to deductions for, among other things,
royalty and the host government's share of profit
oil. Under the terms of a PSA, the amount of profit
oil deducted from equity volumes will normally
increase with the cumulative return on investment
to the partners and/or production from the
licence. Consequently, the gap between
entitlement and equity volumes will likely increase
in times of high liquids prices. The distinction
between equity and entitlement is relevant to
most PSA regimes, whereas it is not applicable in
most concessionary regimes such as those in
Norway, the UK, the US, Canada and Brazil.
4.Transactions with the Norwegian state. The
Norwegian state, represented by the Ministry of
Trade, Industry and Fisheries, is the majority
shareholder of Equinor and it also holds major
investments in other entities. This ownership
structure means that Equinor participates in
transactions with many parties that are under a
common ownership structure and therefore meet
the definition of a related party. Equinor
purchases liquids and natural gas from the
Norwegian state, represented by SDFI (the State's
Direct Financial Interest). In addition, Equinor sells
the State's natural gas production in its own name,
but for the Norwegian state's account and risk,
and related expenditures are refunded by the
State.
5.The production guidance reflects our estimates of
proved reserves calculated in accordance with
US Securities and Exchange Commission (SEC)
guidelines and additional production from other
reserves not included in proved reserves
estimates.
6.The group's average realised piped gas prices
include all realised piped gas sales, including both
physical sales and related paper positions.
7.The internal transfer price paid from the MMP
segment to the E&P Norway, E&P International
and E&P USA segments.
8.Since different legal entities in the group lend to
projects and others borrow from banks, project
financing through external bank or similar
institutions is not netted in the balance sheet and
results in over-reporting of the debt stated in the
balance sheet compared to the underlying
exposure in the group. Similarly, certain net
interest-bearing debt incurred from activities
pursuant to the Marketing Instruction of the
Norwegian government are offset against
receivables on the SDFI. Some interest-bearing
elements are classified together with non-interest
bearing elements and are therefore included
when calculating the net interest-bearing debt.
Equinor ASA
Box 8500
NO-4035 Stavanger
Norway
Telephone:+47 51 99 00 00
www.equinor.com
Photos:
Page 1 Jan Arne Wold, Woldcam
Pages 1, 3, 4, 6, 7, 12, 36 Ole Jørgen Bratland
Page 2 Einar Aslaksen
Page 10 Lars-Ivar Flage
Page 18 Øivind Haug
Page 20 Øyvind Gravås and Even Kleppa
SIGNATURE - 6K FURNISHED
Pursuant to the requirements of the
Securities Exchange Act of 1934, the
registrant has duly caused this report to be
signed on its behalf by the undersigned,
thereunto duly authorised.
EQUINOR ASA
(Registrant)
Dated: 23 July 2025
By: _/s/ Torgrim Reitan
Name: Torgrim Reitan
Title: Chief Financial Officer